UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON REVIEW

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo - SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. (“Bank”) as of September 30, 2015 and the related statements of income and comprehensive income for the three and nine-month periods, changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Deloitte Touche Tohmatsu

Other issues

Statements of value added

We have also reviewed the consolidated statement of value added (DVA) mentioned in note 16.g) as complimentary information, for the nine-month period ended September 30, 2015, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and is considered as supplemental information for International Financial Reporting Standards - IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2015

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	9/30/2015	12/31/2014

Cash and Balances With The Brazilian Central Bank		77,911,068	55,903,848

Financial Assets Held For Trading	4-a	57,436,740	56,013,603
Debt instruments		37,156,010	47,106,811
Equity instruments		606,323	391,656
Trading derivatives	16-b	19,674,407	8,515,136

Other Financial Assets At Fair Value Through Profit Or Loss	4-a	2,243,335	996,694
Debt instruments		1,437,438	93,900
Equity instruments		805,897	902,794

Available-For-Sale Financial Assets	4-a	67,317,567	75,164,342
Debt instruments		66,189,430	73,510,698
Equity instruments		1,128,137	1,653,644

Held to maturity investments	4-a & 16-a.4	10,416,005	-

Loans and Receivables	4-a	318,259,751	264,607,746
Loans and amounts due from credit institutions		53,031,485	28,917,397
Loans and advances to customers	14	254,108,804	235,690,349
Debt instruments	4-a & 16-a.4	11,119,462	-

Hedging Derivatives	16-b	1,240,033	212,552

Non-Current Assets Held For Sale	5	940,392	929,948

Investments in Associates and Joint Ventures	6	1,085,368	1,023,461

Tax Assets		34,185,927	23,019,696
Current		4,983,737	2,981,696
Deferred		29,202,190	20,038,000

Other Assets		3,305,845	5,066,726

Tangible Assets		6,771,202	7,071,036

Intangible Assets		30,044,709	30,221,258
Goodwill	8-a	28,369,919	28,270,955
Other intangible assets	8-b	1,674,790	1,950,303

Total Assets		611,157,942	520,230,910

The accompanying Notes and Appendix I are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	9/30/2015	12/31/2014

Financial Liabilities Held For Trading	9-a	44,189,768	19,569,791
Trading derivatives	16-b	27,719,864	8,284,360
Short positions		16,469,904	11,285,431

Financial Liabilities at Amortized Cost	9-a	458,795,394	392,186,593
Deposits from Brazilian Central Bank and deposits from credit institutions		80,264,541	63,674,201
Customer deposits		244,564,492	220,644,019
Debt securities		94,296,697	70,355,249
Subordinated liabilities		7,818,148	7,294,077
Debt Instruments Eligible to Compose Capital		10,043,077	6,773,312
Other financial liabilities		21,808,439	23,445,735

Hedging Derivatives	16-b	2,371,278	893,902

Provisions	10-a	11,013,089	11,127,444
Provisions for pension funds and similar obligations		2,500,305	3,869,728
Provisions, judicial and administrative proceedings, commitments and other provisions		8,512,784	7,257,716

Tax Liabilities	10-b.1	5,719,451	12,423,002
Current		4,873,085	12,110,582
Deferred		846,366	312,420

Other Liabilities		6,904,022	5,346,885

Total Liabilities		528,993,002	441,547,617

Stockholders' Equity	11	85,102,108	80,105,041
Capital		57,000,000	56,806,384
Reserves		24,683,965	20,594,135
Treasury shares		(621,529)	(445,501)
Option for Acquisition of Equity Instrument		(1,017,000)	(950,000)
Profit for the period attributable to the Parent		8,256,672	5,630,023
Less: Dividends and remuneration		(3,200,000)	(1,530,000)

Other Comprehensive Income		(3,353,048)	(1,801,921)

Stockholders' Equity Attributable to the Parent		81,749,060	78,303,120

Non - Controlling Interests		415,880	380,173

Total Stockholders' Equity		82,164,940	78,683,293
Total Liabilities and Stockholders' Equity		611,157,942	520,230,910

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data
	Note	7/01 to 9/30/2015	7/01 to 9/30/2014	1/01 to 9/30/2015	1/01 to 9/30/2014

Interest and similar income		18,729,053	15,110,049	51,915,971	43,028,449
Interest expense and similar charges		(10,972,711)	(8,565,607)	(27,512,630)	(22,574,683)
Interest Net Income		7,756,342	6,544,442	24,403,341	20,453,766
Income from equity instruments		15,268	36,582	95,881	173,424
Income from companies accounted for by the equity method	6-b	26,002	30,747	81,953	67,575
Fee and commission income		3,216,623	3,073,559	9,598,916	8,343,362
Fee and commission expense		(818,275)	(871,411)	(2,647,755)	(2,067,279)
Gains (losses) on financial assets and liabilities (net)		(10,721,368)	1,928,525	(17,756,686)	2,319,150
Financial assets held for trading		(10,625,091)	1,583,466	(17,428,217)	1,916,506
Other financial instruments at fair value through profit or loss		111,369	8,116	(34,652)	46,694
Financial instruments not measured at fair value through profit or loss		(214,788)	332,102	(305,817)	350,691
Other		7,142	4,841	12,000	5,259
Exchange differences (net)		2,754,665	(2,806,469)	6,220,274	(2,254,625)
Other operating income (expense)		11,554	(116,405)	(193,940)	(373,169)
Total Income		2,240,811	7,819,570	19,801,984	26,662,204
Administrative expenses	12	(3,633,326)	(3,519,919)	(10,525,596)	(10,168,085)
Personnel expenses		(1,986,982)	(1,803,549)	(5,673,945)	(5,255,390)
Other administrative expenses		(1,646,344)	(1,716,370)	(4,851,651)	(4,912,695)
Depreciation and amortization		(358,961)	(371,132)	(1,166,666)	(989,053)
Tangible assets		(266,237)	(237,775)	(781,024)	(625,361)
Intangible assets		(92,724)	(133,357)	(385,642)	(363,692)
Provisions (net)		(1,061,522)	(643,877)	(3,181,916)	(1,399,302)
Impairment losses on financial assets (net)		(3,135,395)	(2,825,129)	(9,267,909)	(8,540,861)
Loans and receivables	4-b.2	(3,135,395)	(2,818,078)	(9,084,787)	(8,540,681)
Other financial instruments not measured at fair value through profit		-	(7,051)	(183,122)	(180)
Impairment losses on other assets (net)		(299,471)	8,506	(1,242,949)	11,480
Other intangible assets		(309,100)	333	(685,632)	(1,572)
Other assets		9,629	8,173	(557,317)	13,052
Gains (losses) on disposal of assets not classified as non-current assets held for sale		753,941	49,307	780,838	75,824
Gains (losses) on non-current assets held for sale not classified as discontinued operations		8,120	5,887	74,494	10,591
Operating Gains (Losses) Before Tax		(5,485,803)	523,213	(4,727,720)	5,662,798
Income taxes		7,203,088	799,802	13,014,702	(1,383,523)
Net Profit from Continuing Operations		1,717,285	1,323,015	8,286,982	4,279,275
Profit attributable to the Parent		1,691,369	1,312,905	8,256,672	4,220,764
Profit (loss) attributable to non-controlling interests		25,916	10,110	30,310	58,511

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data
Note	7/01 to 9/30/2015	7/01 to 9/30/2014	1/01 to 9/30/2015	1/01 to 9/30/2014

Earnings Per Share (Brazilian Real)
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	213.91	157.45	1,043.46	517.74
Preferred shares	235.30	173.20	1,147.81	569.51
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	213.86	152.29	1,043.25	517.58
Preferred shares	235.25	167.52	1,147.57	569.34
Net Profit attributable - Basic (Brazilian Real)
Common shares	821,181	605,350	4,007,646	1,994,544
Preferred shares	870,188	641,835	4,249,026	2,118,308
Net Profit attributable - Diluted (Brazilian Real)
Common shares	821,178	605,948	4,007,630	1,994,533
Preferred shares	870,191	641,237	4,249,042	2,118,319

Weighted average shares outstanding - basic
Common shares	3,838,938	3,844,669	3,840,722	3,852,415
Preferred shares	3,698,215	3,705,809	3,701,862	3,719,509
Weighted average shares outstanding - diluted
Common shares	3,839,717	3,978,952	3,841,501	3,853,588
Preferred shares	3,698,994	3,827,884	3,702,641	3,720,682

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real
	7/01 to 9/30/2015	7/01 to 9/30/2014	1/01 to 9/30/2015	1/01 to 9/30/2014

Consolidated Profit for the Period	1,717,285	1,323,015	8,286,982	4,279,275

Other comprehensive income which may be reclassified to net income:	(2,067,839)	17,320	(2,415,003)	873,219

Available-for-sale financial assets	(2,031,267)	(129,266)	(2,336,528)	669,111
Valuation adjustments	(3,320,716)	(194,673)	(3,620,130)	1,103,312
Amounts transferred to income statement	111,369	(29,846)	(34,652)	(48,435)
Income taxes	1,178,080	95,253	1,318,254	(385,766)

Cash flow hedges	(36,571)	146,586	(78,475)	204,108
Valuation adjustments	(127,996)	256,421	(298,682)	336,019
Amounts transferred to income statement	36,346	-	107,851	1,829
Income taxes	55,079	(109,835)	112,356	(133,740)

Net investment hedge	(763,765)	(60,942)	(944,182)	98,944
Net investment hedge	(1,272,941)	(101,569)	(1,573,637)	164,907
Income taxes	509,176	40,627	629,455	(65,963)

Exchange on investments Abroad	763,764	60,942	944,182	(98,944)
Exchange on investments Abroad	763,764	60,942	944,182	(98,944)
Other comprehensive income which may not be reclassified to net income:	634,881	2,996	863,876	1,773

Defined Benefits plan	634,881	2,996	863,876	1,773
Defined Benefits plan	1,004,500	4,430	1,383,486	3,395
Income taxes	(369,619)	(1,434)	(519,610)	(1,622)

Total Comprehensive Income	284,327	1,343,331	6,735,855	5,154,267

Attributable to the parent	258,411	1,330,225	6,705,545	5,095,756
Attributable to non-controlling interests	25,916	13,106	30,310	58,511
Total	284,327	1,343,331	6,735,855	5,154,267

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2013		62,634,585	17,673,134	(291,707)	-	5,723,494	(2,400,000)	83,339,506	(471,947)	(1,332,261)	702,168	(871,265)	81,366,201	289,101	81,655,302

Total comprehensive income		-	-	-	-	4,220,764	-	4,220,764	669,111	1,773	(98,944)	303,052	5,095,756	58,511	5,154,267
Appropriation of net profit		-	5,723,494	-	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	(2,400,000)	-	-	-	1,560,000	(840,000)	-	-	-	-	(840,000)	-	(840,000)
Share based payment		-	535	-	-	-	-	535	-	-	-	-	535	-	535
Treasury shares		-	-	(75,365)	-	-	-	(75,365)	-	-	-	-	(75,365)	-	(75,365)
Results of treasury shares		-	(5,360)	-	-	-	-	(5,360)	-	-	-	-	(5,360)	-	(5,360)
Capital restructuring		(5,828,201)	(185,310)	(32)	-	-	-	(6,013,543)	-	-	-	-	(6,013,543)	-	(6,013,543)
Option for Acquisition of Equity Instrument		-	-	-	(950,000)	-	-	(950,000)	-	-	-	-	(950,000)	-	(950,000)
Other		-	(14,970)	-	-	-	-	(14,970)	-	-	-	-	(14,970)	63,083	48,113
Balances at September 30, 2014		56,806,384	20,791,523	(367,104)	(950,000)	4,220,764	(840,000)	79,661,567	197,164	(1,330,488)	603,224	(568,213)	78,563,254	410,695	78,973,949

Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	701,987	(695,850)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	8,256,672	-	8,256,672	(2,336,528)	863,876	944,182	(1,022,657)	6,705,545	30,310	6,735,855
Appropriation of net profit for the year		-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(1,530,000)	-	-	-	(1,670,000)	(3,200,000)	-	-	-	-	(3,200,000)	-	(3,200,000)
Share based payments	13-a.1	-	187,341	-	-	-	-	187,341	-	-	-	-	187,341	-	187,341
Treasury shares	11-c	-	-	(175,990)	-	-	-	(175,990)	-	-	-	-	(175,990)	-	(175,990)
Results of treasury shares		-	(3,918)	-	-	-	-	(3,918)	-	-	-	-	(3,918)	-	(3,918)
Capital restructuring	11-d	-	-	(38)	-	-	-	(38)	-	-	-	-	(38)	-	(38)
Option for Acquisition of Equity Instrument	3-a	-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	(240,000)	(307,000)
Other	11-a	193,616	(193,616)	-	-	-	-	-	-	-	-	-	-	245,397	245,397
Balances at September 30, 2015		57,000,000	24,683,965	(621,529)	(1,017,000)	8,256,672	(3,200,000)	85,102,108	(2,263,236)	(1,017,474)	1,646,169	(1,718,507)	81,749,060	415,880	82,164,940

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real
	Note	1/01 to 9/30/2015	1/01 to 9/30/2014
1. Cash Flows From Operating Activities
Consolidated income for the period		8,286,982	4,279,275
Adjustments to profit		(2,974,565)	9,286,324
Depreciation of tangible assets		781,024	625,361
Amortization of intangible assets		385,642	363,692
Impairment losses on other assets (net)		1,242,949	(11,480)
Provisions and Impairment losses on financial assets (net)		12,449,825	9,940,163
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(855,332)	(86,415)
Share of results of entities accounted for using the equity method	6-a	(81,953)	(67,575)
Changes in deferred tax assets and liabilities		(9,130,497)	(1,472,597)
Other (1)		(7,766,223)	(4,825)
Net (increase) decrease in operating assets		(76,626,151)	(48,343,343)
Balance with the Brazilian Central Bank		(23,012,395)	(9,022,605)
Financial assets held for trading		(1,423,137)	(22,778,803)
Other financial assets at fair value through profit or loss		(1,429,763)	(230,700)
Available-for-sale financial assets		6,930,918	192,579
Loans and receivables		(44,565,586)	(16,557,624)
Other assets		(13,126,188)	53,810
Net increase (decrease) in operating liabilities		77,910,446	40,390,742
Financial liabilities held for trading		24,619,977	3,990,460
Financial liabilities at amortized cost		52,156,023	35,952,812
Other liabilities		1,134,446	447,470
Paid tax		(528,748)	(353,147)
Total net cash flows from operating activities (1)		6,067,964	5,259,851

2. Cash Flows From Investing Activities
Investments		(1,251,636)	(1,123,395)
Increase / Acquisition of Investments in associates		-	(2,270)
Tangible assets	7	(566,378)	(695,561)
Intangible assets		(685,258)	(425,564)
Disposal		1,286,039	(989,118)
Net cash received on disposal of Subsidiary		857,830	50,437
Acquisition of subsidiary, less net cash on acquisition		59	(1,085,470)
Tangible assets		58,074	102,794
Non-Current Assets Held For Sale		321,506	-
Dividends and interest on capital received		48,570	(56,879)
Total net cash flows from investing activities (2)		34,403	(2,112,513)

3. Cash Flows From Financing Activities
Acquisition of own shares		(176,028)	(88,910)
Reduction of capital	11-d	-	(6,000,000)
Issuance of Debt Instruments Eligible to Compose Capital	11-d	-	6,000,000
Issuance of other long-term liabilities	9-b.3	60,353,823	35,206,951
Dividends paid and interest on capital		(963,302)	(2,087,761)
Payments of subordinated liabilities	9-b.4	(216,075)	(2,298,809)
Payments of other long-term liabilities	9-b.3	(48,686,197)	(34,374,157)
Payments of Debt Instruments Eligible to Compose Capital	9-b.5	(506,326)	(218,831)
Net increase (decrease) in non-controlling interests		245,397	63,082
Total net cash flows from financing activities (3)		10,051,292	(3,798,435)
Net Increase (decrease) in Cash (1+2+3)		16,153,659	(651,097)
Cash and cash equivalents at beginning of period		23,399,970	37,988,003
Cash and cash equivalents at end of period		39,553,629	37,336,906

Cash and cash equivalents components
Cash		8,780,838	3,544,206
Loans and other		30,772,791	33,792,700
Total of cash and cash equivalents		39,553,629	37,336,906

Non-cash transactions
Foreclosured loans and other assets transferred to non-current assets held for sale		136,274	436,081
Dividends and interest on capital declared but not paid	11-b	3,050,000	220,000

Supplemental information
Interest received		51,066,822	42,811,388
Interest paid		26,851,896	22,083,303

(1) On September 2015, includes, mainly, the effect mentioned in note 10.b-1.

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through two segments (note 14): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated interim financial statements for the period ended on September 30, 2015 were authorized for issue by the Board of directors at the meeting held on October 27, 2015.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2014. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective up to January 1, 2015. The following standards and interpretations is applicable to the Bank and had no effect on the financial statements:

• IAS 19 (R1) – Employee benefits – the entity shall consider the contribution of employees and third parties in accounting for defined benefit plans.

Standards and interpretations that will come into force after September 30, 2015

• IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement: The financial assets and financial liabilities: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

II. Impairment methodology: The IASB added the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. Those requirements eliminate the threshold that was in IAS 39 for recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition and, consequently, more timely information is provided about expected credit losses.

III. Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge”, “cash flow hedge” and “hedge of a net investment in a foreign operation”).

The adoption of this IFRS will affect the consolidated financial statements with respect to the current classification of financial instruments and the current impairment methodology, which is based on recognition of incurred credit losses.

• IFRS 15 - Revenue from Contracts with Customers: The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2017. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers. The Bank is currently assessing the impact of the standard upon its adoption.

IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The impact of this amendment will be due only if there is the acquisition of joint control.

Amendment to IAS 16 - Tangible assets and IAS 38 Intangible Assets - The amendment clarifies the principle basis for depreciation and amortization as the expected pattern of consumption of future economic benefits of the asset. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts of the adoption of this change are being evaluated and will be completed by the date of entry into force of regulation.

Amendments to IAS 27, Equity Method in Separate Financial Statements (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - These amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are recorded in a subsidiary.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses, and disclosure notes.

The main estimates are further discussed on the December 31, 2014, 2013 and 2012 consolidated financial statements. In the period ended on September 30, 2015 there were no significant changes in the estimates made at 2014 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2 to the Bank's consolidated financial statements for the year ended December 31, 2014, 2013 and 2012 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2014 and these interim financial statements' reporting date of September 30, 2015.

e) Comparative information

These interim financial statements include the comparable interim period of September 30, 2014 for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is also provided as of December 31, 2014.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the nine-month period ended September 30, 2015.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements. (Note 16-a)

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

i) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional and presentation currency of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

j) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 9-b.5 and 11-d.

k) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended September 30, 2015 and December 31, 2014 classified based on several measurement methods adopted by the Bank to determine fair value:

	9/30/2015
Thousands of Real	Level 1	Level 2	Level 3	Total
Financial assets held for trading	51,228,361	6,202,666	5,713	57,436,740
Debt instruments	36,467,035	688,975	-	37,156,010
Equity instruments	392,793	207,817	5,713	606,323
Trading derivatives	14,368,533	5,305,874	-	19,674,407
Other financial assets at fair value through profit or loss	1,363,823	262,865	616,647	2,243,335
Debt instruments	1,348,575	88,863	-	1,437,438
Equity instruments	15,248	174,002	616,647	805,897
Available-for-sale financial assets	55,039,223	11,446,937	831,407	67,317,567
Debt instruments	54,799,897	11,389,533	-	66,189,430
Equity instruments	239,326	57,404	831,407	1,128,137
Hedging derivatives (assets)	1,235,956	4,077	-	1,240,033
Financial liabilities held for trading	40,498,572	3,691,196	-	44,189,768
Trading derivatives	24,028,668	3,691,196	-	27,719,864
Short positions	16,469,904	-	-	16,469,904
Hedging derivatives (liabilities)	2,292,692	78,586	-	2,371,278

	12/31/2014
Thousands of Real	Level 1	Level 2	Level 3	Total
Financial assets held for trading	53,609,580	2,394,494	9,529	56,013,603
Debt instruments	46,491,597	615,213	-	47,106,810
Equity instruments	293,634	88,493	9,529	391,656
Trading derivatives	6,824,349	1,690,788	-	8,515,137
Other financial assets at fair value through profit or loss	18,091	227,172	751,431	996,694
Debt instruments	-	93,900	-	93,900
Equity instruments	18,091	133,272	751,431	902,794
Available-for-sale financial assets	55,258,281	19,328,573	577,488	75,164,342
Debt instruments	54,380,246	19,130,453	-	73,510,699
Equity instruments	878,035	198,120	577,488	1,653,643
Hedging derivatives (assets)	128,106	84,446	-	212,552
Financial liabilities held for trading	18,308,961	1,260,830	-	19,569,791
Trading derivatives	7,023,531	1,260,830	-	8,284,361
Short positions	11,285,430	-	-	11,285,430
Hedging derivatives (liabilities)	808,953	84,949	-	893,902

The following table shows the changes that occurred during the period of December 31, 2014 and the third quarter of 2015 for level 3:

In thousand of Real	Fair Value 12/31/2014	Gains/ losses (Realized-Not Realized)	Transfers to Level 3	Additions / Low	Fair value 9/30/2015
Financial assets held for trading	9,530	(488)	-	(3,329)	5,713
Other financial assets at fair value through profit or loss	751,430	(134,783)	-	-	616,647
Available-for-sale financial assets	577,489	3,643	263,500	(13,225)	831,407

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

l) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on income, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% to financial institutions, insurance companies and capitalization (15% until August/2015) and 9% for other companies, levied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, legal entities of private insurance and capitalization was raised from 15% to 20% for the period between September,1  2015 and December, 31 2018, in the terms of the current law 13.169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate of the group companies made the remeasurement of its deferred tax assets and liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of the liability.

According to the provisions of current regulations, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income and is based on a technical study.

2. Basis of consolidation

Appendix I includes relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 6.

3. Change in the scope of consolidation

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymoré CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

The allocation of the purchase price (Purchase Price Allocation - PPA) shown below was made based on estimates and may be updated within the measurement period (12 months after the completion of the transaction).

Summary of established values:

Capital increase by Aymoré CFI	460,000
(+) Non-controlling Interest (1)	240,000
(-) Net assets at fair value (2)	(600,000)
Goodwill	100,000
(1) Non-controlling interests were initially measured at R$240 million (proportional value of the identifiable net assets of the investee recognized).
(2) Includes capital contribution of R$460 million made by Aymoré CFI.

Summarized Balance Sheet at January 31, 2015

Available-for-Sale Financial Assets	121,468
Loans and Receivables	508,147
Others Assets	374,151
Total assets	1,003,766
Financial liabilities at amortized cost	466,162
Others liabilities	397,604
Stockholders Equity	140,000
Total liabilities	1,003,766

Banco Bonsucesso Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the pay roll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity in the amount of R$67 million, and Non-Controlling Interests in the amount of R$240 million.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,173,503 was approved, from the current R$16,000 to R$1,189,503 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156.3 million (R$1,089.1 million paid e R$67.2 million payable), and intangible assets was estimated at R$1,064.5 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039.3 million.

In accordance with IFRS 3 – Business Combination, it reflects the purchase accounting adjustments determined at the acquisition date, based on the book collection on July 31, 2014, corresponding to a gain in fixed assets in the amount of R$48,882. The balance on December 31, 2014 is R$74,064.

The initial accounting of the PPA was made, as summarized below:

Summary of cleared values

Stockholders’ Equity on July 31, 2014	42,895
Added value of assets (1)	74.064
Adjusted accounting value	116.959
Purchase Price	1,156,263
Goodwill	1,039,304
(1) Recorded under Tangible Assets.

At the EGM held on August 31, 2014 was approved the merger of SGS Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet SA received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet SA in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet SA in return of the investment account.

The context of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A.

c) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

The operation fits into the context of a global strategic partnership between Banco Santander Spain and a group led by Warburg Pincus LLC in qualified custody activity in Spain, Brazil and Mexico.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$ 859 million, according to was informed to the market on June 19, 2014.

The transaction generated a gain of R$ 750,550 before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at September 30, 2015 and December 31, 2014 is as follows:

		9/30/2015
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	53,031,485	53,031,485
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	53,204,678	53,204,678
Impairment losses (note 4-b.2)	-	-	-	-	(173,193)	(173,193)
Loans and advances to customers	-	-	-	-	254,108,804	254,108,804
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	269,364,745	269,364,745
Impairment losses (note 4-b.2)	-	-	-	-	(15,255,941)	(15,255,941)
Debt instruments	37,156,010	1,437,438	66,189,430	-	11,119,462	115,902,340
Equity instruments	606,323	805,897	1,128,137	-	-	2,540,357
Trading derivatives	19,674,407	-	-	-	-	19,674,407
Held to maturity investments	-	-	-	10,416,005	-	10,416,005
Total	57,436,740	2,243,335	67,317,567	10,416,005	318,259,751	455,673,398

		12/31/2014
		Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions		-	-	-	28,917,397	28,917,397
Of which:
Loans and amounts due from credit institutions, gross		-	-	-	29,059,676	29,059,676
Impairment losses (note 4-b.2)		-	-	-	(142,279)	(142,279)
Loans and advances to customers		-	-	-	235,690,349	235,690,349
Of which:
Loans and advances to customers, gross (1)		-	-	-	249,110,881	249,110,881
Impairment losses (note 4-b.2)		-	-	-	(13,420,532)	(13,420,532)
Debt instruments		47,106,811	93,900	73,510,698	-	120,711,409
Equity instruments		391,656	902,794	1,653,644	-	2,948,094
Trading derivatives		8,515,136	-	-	-	8,515,136
Total		56,013,603	996,694	75,164,342	264,607,746	396,782,385

(1) On September 30, 2015, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$213,459 (12/31/2014 – R$262,515), and R$201,764 (12/31/2014 – R$242,024) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2014, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On September 30, 2015 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the nine-months periods ended September 30, 2015 and 2014 were as follows:

	1/01 to 9/30/2015	1/01 to 9/30/2014
Balance at beginning of the period	13,562,811	13,640,545
Impairment losses charged to income for the period – Loans and receivables	9,582,095	9,161,328
Write-off of impaired balances against recorded impairment allowance	(7,715,772)	(9,131,931)
Balance at end of the period	15,429,134	13,669,942
Recoveries of loans previously charged off	497,308	620,647

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$9,084,787 and R$8,540,681 in the nine-months periods ended September 30, 2015 and 2014, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "Loans and Receivables" considered to be impaired due to credit risk in the nine-months periods ended September 30, 2015 and 2014 is as follows:

	1/01 to 9/30/2015	1/01 to 9/30/2014
Balance at beginning of the period	14,011,226	14,021,777
Net additions	10,317,025	9,834,771
Write-off of impaired balances against recorded impairment allowance	(7,715,772)	(9,131,931)
Balance at end of the period	16,612,479	14,724,617

5. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets.

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5. On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 127,012. On the same date Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120,000. On September 30, 2015, the total of non-current assets held for sale is R$233,583 and the values of liabilities directly associated with non-current assets held for sale are R$1,197.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence when the Bank is empowered to elect members to the Executive Board.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country		9/30/2015	12/31/2014
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Financial	Brazil		39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil		50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil		13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil		11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (5)	Other Activities	Brazil		70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1) (3)	Other Activities	Brazil		19.81%	19.81%

Jointly Controlled by Santander Getnet
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”) (1) (4)	Other Activities	Brazil		50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil		21.75%	21.75%

			Investments
				9/30/2015	12/31/2014
Jointly Controlled by Banco Santander				582,384	545,110
Companhia de Crédito, Financiamento e Investimento RCI Brasil				542,444	502,894
Norchem Participações e Consultoria S.A.				23,110	23,739
Cibrasec - Companhia Brasileira de Securitização (1)				10,306	10,236
Estruturadora Brasileira de Projetos S.A. - EBP (1)				6,524	8,241

Jointly Controlled by Santander Serviços				483,917	458,444
Webmotors S.A. (5)				345,721	327,615
Tecnologia Bancária S.A. - TECBAN (1) (3)				138,196	130,829

Jointly Controlled by Santander Getnet				-	491
iZettle do Brasil (1) (4)				-	491

Significant Influence of Banco Santander				19,067	19,416
Norchem Holding e Negócios S.A. (1)				19,067	19,416
Total				1,085,368	1,023,461

				Results of Investments
		7/01 to 9/30/2015	7/01 to 9/30/2014	1/01 to 9/30/2015	1/01 to 9/30/2014

Jointly Controlled by Banco Santander		17,134	19,849	55,906	32,924
Companhia de Crédito, Financiamento e Investimento RCI Brasil		16,301	23,044	55,881	43,326
Norchem Participações e Consultoria S.A. (1)		509	287	1,421	1,059
Cibrasec - Companhia Brasileira de Securitização (1)		370	(5)	321	97
Estruturadora Brasileira de Projetos S.A. - EBP (1)		(46)	(86)	(1,717)	(2,685)
BW Guirapá I S.A. (2)		-	(3,391)	-	(8,873)

Jointly Controlled by Santander Serviços		8,504	12,022	25,473	35,073
Webmotors S.A. (5)		7,727	5,259	18,106	16,781
Tecnologia Bancária S.A. - TECBAN (1) (3)		777	6,763	7,367	18,292

Jointly Controlled by Santander Getnet		-	(1,378)	(491)	(1,378)
iZettle do Brasil (1) (4)		-	(1,378)	(491)	(1,378)

Significant Influence of Banco Santander		364	254	1,065	956
Norchem Holding e Negócios S.A. (1)		364	254	1,065	956
Total		26,002	30,747	81,953	67,575

b) Changes

The changes in the balance of this item in the periods ended September 30, 2015 and 2014 were as follows:

Jointly Controlled by Banco Santander	1/01 to 9/30/2015	1/01 to 9/30/2014
Balance at beginning of period	1,004,044	947,992
Change in the scope of consolidation (2)	-	8,874
Income from companies accounted for by the equity method	80,888	66,619
Addition	-	2,270
Capital gains	-	368
Dividends proposed/received	(18,631)	(20,509)
Other	-	10
Balance at end of period	1,066,301	1,005,624

Significant Influence of Banco Santander
Balance at beginning of period	19,417	115,811
Change in the scope of consolidation (2)	-	(88,715)
Dividends proposed/received	(1,415)	(2,696)
Income from companies accounted for by the equity method	1,065	956
Balance at end of period	19,067	25,356
(1) Companies delayed by one month for the calculation of equity.
(2) On September, 2014 the investment held in BW Guirapá I S.A. by Banco Santander was transferred to Santander Participações and was reclassified to non-current assets held for sale (Note 5).

(3) On 18 July 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of Tecban (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by Tecban, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body. The General Superintendency of CADE published in the Diário Oficial da União, on October 23, 2014, its decision in which approved, without restrictions, the related transaction.

(4) On July 18, 2014, Banco  Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014. iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico. One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution. At the EGM (definir) held on July 31, 2014, the transfer of the investment held by Banco Santander (5,300 common shares without par value issued by the Izettle do Brasil Meios de Pagamento S.A.) to the capital of Santander Getnet was approved.

(5) On April 30, 2015, it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. - ME (Compreauto) and Idea Productions by Webmotors S.A.
(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

Charge-offs was recorded with respect to investments in associates and joint ventures for the periods ended September 30, 2015 and December 31, 2014.

7. Tangible assets

a) Changes

Tangible assets were acquired in the nine-month periods ended September 30, 2015 and 2014 for R$566,378 and R$695,561, respectively. Also, in the nine-months ended September 30, 2015 there was sale of tangible assets amonting R$155,525 and in the nine-months ended September 30, 2014 there was no sale of tangible assets.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended September 30, 2015 and 2014.

c) Tangible asset purchase commitments

On September 30, 2015, the Bank does not have contractual commitments for the acquisition of tangible fixed assets.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, if any indication of impairment of assets and has been allocated according to the operating segments.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

Based on the assumptions described above management has not identified any evidence of impairment.

		9/30/2015	12/31/2014
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking		27,217,565	27,217,565
Others / Commercial Banking		1,152,354	1,053,390
Total		28,369,919	28,270,955

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	9/30/2015	12/31/2014
IT developments	5 years	5,002,312	4,577,074
Other assets	Up to 5 years	740,141	356,868
Amortization		(3,421,959)	(2,697,805)
Provision for impairment losses (1)		(645,704)	(285,834)
Total		1,674,790	1,950,303

(1) In 2015, includes loss on impairment of assets recorded in the acquisition and development of software in the amount of R$674,780 (Note 16 - a). The loss in the acquisition and development of software was recorded in obsolescence function and discontinuity of such systems.

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at September 30, 2015 and December 31, 2014 is as follows:

	9/30/2015
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	80,264,541	80,264,541
Customer deposits	-	244,564,492	244,564,492
Marketable debt securities	-	94,296,697	94,296,697
Trading derivatives	27,719,864	-	27,719,864
Subordinated liabilities	-	7,818,148	7,818,148
Short positions	16,469,904	-	16,469,904
Debt Instruments Eligible to Compose Capital	-	10,043,077	10,043,077
Other financial liabilities	-	21,808,439	21,808,439
Total	44,189,768	458,795,394	502,985,162

	12/31/2014
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	63,674,201	63,674,201
Customer deposits	-	220,644,019	220,644,019
Marketable debt securities	-	70,355,249	70,355,249
Trading derivatives	8,284,360	-	8,284,360
Subordinated liabilities	-	7,294,077	7,294,077
Short positions	11,285,431	-	11,285,431
Debt Instruments Eligible to Compose Capital	-	6,773,312	6,773,312
Other financial liabilities	-	23,445,735	23,445,735
Total	19,569,791	392,186,593	411,756,384

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		9/30/2015	12/31/2014
Demand deposits (1)		320,015	161,538
Time deposits (2)		56,449,359	42,044,680
Repurchase agreements		23,495,167	21,467,983
Of which:
Backed operations with Private Securities (3)		8,084,255	961,359
Backed operations with Government Securities		15,410,912	20,506,624
Total		80,264,541	63,674,201
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines. BNDES and Finame on-lendings, locally and abroad, and other foreign credit.
(3) Refers primarily to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

					9/30/2015	12/31/2014
Demand deposits
Current accounts (1)					18,837,665	15,507,604
Savings accounts					35,540,168	37,938,936
Time deposits					94,282,204	91,552,181
Repurchase agreements					95,904,455	75,645,298
Of which:
Backed operations with Private Securities (2)					64,077,811	46,699,288
Backed operations with Government Securities					31,826,644	28,946,010
Total					244,564,492	220,644,019
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Debt securities

					9/30/2015	12/31/2014
Real estate credit notes - LCI (1)					23,266,552	22,669,332
Bonds and other securities					15,787,009	11,784,701
Treasury Bills (3)					52,665,551	33,998,433
Agribusiness credit notes - LCA (2)					2,577,585	1,902,783
Total					94,296,697	70,355,249

(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chattel mortgage on property. On September 30, 2015, there are maturities between 2015 to 2020 (12/31/2014 - there are maturities between 2015 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 90.0% to 98.0% of CDI. On September 30, 2015, they have maturities between 2015 to 2016 (12/31/2014 - they have maturities between 2015 to 2016).

(3) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2015, they have a maturity between 2015 to 2025 (12/31/2014 - they have a maturity between 2015 to 2025).

The changes in the balance of Marketable debt instruments in the nine-months periods ended September 30, 2015 and 2014 were as follows:

					1/01 to 9/30/2015	1/01 to 9/30/2014
Balance at beginning of the period					70,355,249	65,300,548
Issues					60,353,823	35,206,951
Payments					(48,686,197)	(34,374,157)
Interest					7,113,000	4,530,493
Exchange differences and other					5,160,822	259,615
Transfer Held For Sale					-	(217,357)
Balance at end of the period					94,296,697	70,706,093

The Composition of "Eurobonds and other securities" is as follows:

				Interest	9/30/2015	12/31/2014
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	apr and nov - 10	apr - 15	US$	4.5%	-	2,173,398
Eurobonds	jan and jun - 11	jan - 16	US$	4.3%	3,317,928	2,256,237
Eurobonds	feb and sep - 12	feb - 17	US$	4.6%	5,064,889	3,575,617
Eurobonds (2)	mar and may - 13	mar - 16	R$	8.0%	1,232,379	1,258,363
Eurobonds (2)	apr - 12	apr - 16	CHF	3.3%	622,160	412,596
Eurobonds	mar - 13	apr - 18	US$	4,5% to 8,4% (1)	-	892,090
Eurobonds (2)	jun - 13	jun - 15	CHF	1.1%	-	339,686
Eurobonds (2)	mar - 13	mar - 15	CHF	1.7%	-	187,974
Eurobonds (2)	apr - 12	apr - 16	CLP	4.6%	135,839	101,264
Eurobonds	oct - 14	oct - 16	US$	2.0%	801,423	51,488
Eurobonds (2)	sep - 14	sep - 16	JPY	1.8%	36,457	24,480
Eurobonds	may - 15	nov - 15	US$	1.1%	687,003	-
Eurobonds	may - 15	dec - 15	US$	1.1%	205,293	-
Eurobonds	jun - 15	dec - 15	US$	1.1%	602,102	-
Eurobonds	jul - 15	jan - 16	US$	1.1%	852,433	-
Eurobonds	aug - 15	feb - 16	US$	1.2%	517,575	-
Eurobonds	aug - 15	feb - 16	US$	1.1%	295,641	-
Other					1,415,887	511,508
Total					15,787,009	11,784,701
(1) The transaction was settled in advance in the first quarter 2015.

(2) Includes R$1,990,378 (12/31/2014 - R$1,960,197) in cash flow hedge operations, being R$1,232,379 indexed in Real (12/31/2014 - R$1,258,363), R$622,160 indexed on foreign currency - Swiss Franc (12/31/2014 - R$600,570), R$135,839 in Chilean Peso (12/31/2014 - R$101,264), and R$36,457 (12/31/2014 - R$364,166) for market risk hedge operations, being R$36,457 in Chinese Yuan (12/31/2014 - R$24,480) indexed to foreign currency - Swiss Franc and December 31, 2014 the amount of R$339,686 to foreign currency - Swiss Franc.

On September 30, 2015 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

					9/30/2015	12/31/2014
	Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	jun - 06	jul - 16	R$1,500	105.0% CDI	4,053,186	3,683,128
Subordinated Liabilities	oct - 06	sep - 16	R$850	104.5% CDI	2,189,818	1,990,794
Subordinated Liabilities	jul to oct - 06	jul - 16 to jul - 18	R$447	104.5% CDI	1,188,722	1,080,684
Subordinated Liabilities	may to jun - 08	may - 15 to may - 18	R$283	CDI (2)	81,874	114,050
Subordinated Liabilities	may to jun - 08	may - 15 to jun - 18	R$268	IPCA (3)	304,548	425,421
Total					7,818,148	7,294,077
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in nine-months period ended September 30, 2015 and 2014 were as follows:

					1/01 to 9/30/2015	1/01 to 9/30/2014
Balance at beginning of the period					7,294,077	8,906,144
Payments					(216,075)	(2,298,809)
Interest					740,146	671,557
Balance at end of the period					7,818,148	7,278,892

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 11.d), are as follows:

					9/30/2015	12/31/2014
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	5,028,226	3,361,971
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	5,014,851	3,411,341
Total					10,043,077	6,773,312
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in nine-months period ended September 30, 2015 and 2014 were as follows:

					1/01 to 9/30/2015	1/01 to 9/30/2014
Balance at beginning of the period					6,773,312	-
Issues					-	6,000,000
Interest payment Tier I (1)					205,193	172,958
Interest payment Tier II (1)					167,879	140,712
Foreign exchange variation/Others					3,403,019	99,713
Payments of interest - Tier I					(242,839)	(120,664)
Payments of interest - Tier II					(263,487)	(98,167)
Balance at end of the period					10,043,077	6,194,552

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and Tier II was recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

					9/30/2015	12/31/2014
Provisions for pension funds and similar obligations					2,500,305	3,869,728
Provisions for judicial and administrative proceedings, commitments and other provisions					8,512,784	7,257,716
Judicial and administrative proceedings under the responsibility of former controlling stockholders					790,549	783,909
Judicial and administrative proceedings					7,105,056	5,487,882
Of which:
Civil					1,925,385	1,755,367
Labor					2,651,941	1,982,393
Tax and Social Security					2,527,730	1,750,122
Other provisions					617,179	985,925
Total					11,013,089	11,127,444

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

b.1) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12,996/2014.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with prelimirary decision that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Tax and social security claims included in the program paid in 2014 produced accounting effects at the time of joining such program through financial settlement at the amount of R$412,602,whose balance effect after recorded deferred tax assets was zero in net income.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$2,948,562 (12/31/2014 - R$10,463,919 ): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On Agust 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. Based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects), recorded on "Interest expense and similar" and "Tax on Income".

• Increase in CSLL tax rate - R$1,505,623 (12/31/2014 - R$1,357,957) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$51,778 (12/31/2014 - R$54,111) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$834,985 (12/31/2014 - R$722,366): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$512,445 (12/31/2014 - R$442,583): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$649,764 (12/31/2014 – R$0) : In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , BanK and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges, amounting R$1,283 million. Based on the assessment of legal counsel, provision was made to cover the probable loss in the lawsuit.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter, including the new and newer Minister (Luiz Edson Fachin) and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not being accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$13.880 million, including the following main lawsuits:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of September 30, 2015 the amount related to this challenge is approximately R$706 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2015 amounts related to these proceedings totaled approximately R$2,644 million.

• IRPJ and CSLL - Capital Gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. As of September 30, 2015 the amount related to this proceeding is approximately R$258 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On September 30, 2015, the figure was R$1,141 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On September 30, 2015, the figure was R$502 million.

The labor lawsuits classified as possible loss risk totaled R$129 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$759 million.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$772,556, R$2,131 and R$15,862 (12/31/2014 - R$773,304, R$2,520 e R$8,085), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of amendment to the by-laws, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (Nine Billion, Ninety Million, Nine Hundred and Nine Thousand and Ninety) shares, within the legal limits established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital stock, fully subscribed and paid, is divided into book-entry registered shares with no par value.

	Thousand shares
	9/30/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	69,178	94,110	163,288	127,192	153,105	280,297
Foreign Residents	3,800,671	3,636,881	7,437,552	3,742,658	3,577,885	7,320,543
Total	3,869,849	3,730,991	7,600,840	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(34,156)	(34,156)	(68,312)	(29,612)	(29,612)	(59,224)
Total outstanding	3,835,693	3,696,835	7,532,528	3,840,238	3,701,378	7,541,616

Issuance costs of the Global Offering of Shares held in October 2009, have been reclassified from Capital to Reserves heading for a better presentation amounting R$193,616.

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully attributed to the mandatory dividend.

			9/30/2015
				Real per Thousand Shares / Units
				Common	Preferred	Units
Intercalary Dividends (1) (3)			150,000	18.9474	20.8421	39.7895
Intermediary Dividends (2) (4)			3,050,000	385.8116	424.3927	810.2043
Total on September 30, 2015			3,200,000
(1) Established by the Board of Directors in March 2015.
(2) Established by the Board of Directors in September 2015.

(3) The amount of the interim dividend were be fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

(4) The amount of the interim dividend were be fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from October 05, 2015, without any compensation to the restatement.

			12/31/2014
				Real per Thousand Shares / Units
				Common	Preferred	Units
Interim Dividends (1) (5)			99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (5)			120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (5)			400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (6)			220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)			690,000	87.2120	95.9332	183.1452
Total on December 31, 2014			1,530,000
(1) Established by the Board of Directors in March 2014.
(2) Established by the Board of Directors in June 2014.
(3) Established by the Board of Directors in September 2014.
(4) Established by the Board of Directors in December 2014, common R$74.1309, preferred - R$81.5442 e units - R$155.6751, net of taxes.

(5) The amount of interim and intercalary dividends were be fully attributed to supplementary and mandatory dividends for the year 2014 and were be paid from August 28, 2014, without any compensation to the restatement.

(6) The amount of intercalary dividends were be fully attributed to supplementary and mandatory dividends for the year 2014 and were be paid from February 26, 2015, without any compensation to the restatement.

c) Treasury Shares

In the meeting held on November 3, 2014, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs, which, on October 31, 2014, corresponded to approximately 1.16% of the Bank’s share capital.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

In 2015, 8,886,200 Units were acquired, 4,399,515 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on September 30, 2015, amounting to 21,017,862 Units (12/31/2014 – 16,531,177 Units) equivalent to R$298,822 (12/31/2014 – R$230,420). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.10 and R$18.51. In 2015 was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$322,624 (12/31/2014 - R$215,036). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$$4.37, US$5.52 and US$10.21. The market value of these shares on September 30, 2015 was R$16.61 per Unit and US$3.15 per ADR. In the period ended on September 30, 2015, due to the Optimization Plan PR, were also recorded interest in the amount of R$83, totaling R$621,529 (12/31/2014 - R$445,501) of treasury shares.

Additionally, during the period of nine-months ended in September 30, 2015, treasury shares were traded, that have resulted in loss of R$3,918 (12/31/2014 - loss of R$4,926) recorded directly in equity in capital reserves.

d) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Share and Reverse Share Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda.(“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report, prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

12. Breakdown of income accounts

a) Personnel expenses

	7/01 to 9/30/2015	7/01 to 9/30/2014	1/01 to 9/30/2015	1/01 to 9/30/2014
Wages and salaries	1,248,047	1,153,115	3,511,244	3,364,445
Social security costs	324,234	289,902	952,808	866,656
Benefits	293,816	277,349	863,420	798,538
Defined benefit pension plans	7,833	5,459	23,507	16,373
Contributions to defined contribution pension funds	18,996	14,618	55,877	47,225
Share-based payment costs	10,715	8,485	34,225	14,029
Training	22,886	22,051	63,422	50,103
Other personnel expenses	60,455	32,570	169,442	98,021
Total	1,986,982	1,803,549	5,673,945	5,255,390

b) Other administrative expenses

	7/01 to 9/30/2015	7/01 to 9/30/2014	1/01 to 9/30/2015	1/01 to 9/30/2014
Property, fixtures and supplies	310,018	294,821	944,192	895,706
Technology and systems	322,508	268,089	882,374	821,311
Advertising	118,261	113,883	264,352	279,893
Communications	126,328	127,759	361,814	388,809
Per diems and travel expenses	40,656	32,058	110,006	100,040
Taxes other than income tax	39,206	17,628	109,012	52,218
Surveillance and cash courier services	163,521	138,630	453,497	427,078
Insurance premiums	3,808	4,415	14,331	12,609
Specialized and technical services	448,635	535,572	1,290,215	1,481,240
Technical reports	99,610	100,329	295,973	285,750
Other specialized and technical services	349,025	435,243	994,242	1,195,490
Other administrative expenses	73,403	183,515	421,858	453,791
Total	1,646,344	1,716,370	4,851,651	4,912,695

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be elegible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

a) Local program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Delivery Plans actions.

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

(i) Share purchase plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014 and June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013/ SOP 2013	Plans SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st		100%	50%	100%
2nd		75%	35%	75%
3rd		50%	25%	50%
4th		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	SOP plan
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		2 years	2 years	2,72 years
Average Exercise Time		5 years	5 years	3,72 years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value of the Option Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11(Shares of the Bank in BM&FBovespa) in the period ended on September 30, 2015 is R$15.40 (12/31/2014 - R$15.06).

In the period ended on September 30, 2015, daily pro-rata expenses amounting R$8,425 (6/30/2014 - expenses of R$3,645), relating to the SOP plan and expenses amounting R$5,793 (6/30/2014 - expenses of R$6,474) relating to the PSP plan. Also recorded in the period a loss with the movement of the market value of the share of the PSP Plan in the amount of R$1,048 as "Gains (losses) on financial assets and liabilities (net) - other".

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2013	35,654,230
Cancelled (PI 14 - PSP) options	(1,536,735)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(13,300,678)	14.31	2011	Managers	10/26/11	06/30/16
Cancelled (SOP - 2013) options	(804,121)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(163,544)		2013	Managers	08/13/13	06/30/16
Granted (PSP - 2013) options	295,957		2013	Managers	08/13/13	06/30/16
Cancelled (SOP) options	(4,903,768)	23.50	2010	Managers	02/03/10	06/30/14
Exercised (PI 14 - PSP) options	(180,574)		2012	Managers	05/29/12	06/30/14
Exercised (SOP delivery 2014) options	(1,230,303)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2014	13,830,464
Cancelled (SOP - 2013) options	(498,407)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(45,085)		2013	Managers	08/13/13	06/30/16
Exercised (SOP delivery 2014) options	(233,499)		2011	Managers	10/26/11	06/30/16
Final Balance on September 30, 2015	13,053,473
SOP 2014	794,926	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	9,740,217	14.43	2013	Managers	05/02/13	06/30/18
PSP 2013	2,518,330		2013	Managers	08/13/13	06/30/16
Total	13,053,473

a.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Banco Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions thats relate to just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		PI10	PI11	PI12	PI13	PI14
Expected volatility (*)		15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years		3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan		4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Units	Granted Year	Employees	Data of Commencement of Period	Data of Expiry of Period
Final Balance on December 31, 2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Managers	07/01/11	07/31/2014
Final Balance on December 31, 2014	-
Final Balance on September 30, 2015	-

Global Plan CRD-IV:
			2 years	3 years	4 years
Future income Dividend			11.1%	10.8%	9.5%
Expected Volatility			32.7%	34.7%	36.9%
Volatility comparator			12% -52%	16% - 56%	16% - 52%
Risk-free interest rate			1.7%	2.1%	2.5%
Correlation			0.6	0.6	0.6

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

Balance Plans on December 31, 2014	-	2014	Executivos
Balance Plans on September 30, 2015	-

In the period ended September 30, 2015, were recognized expenses daily pro rata amounting to R$6,760 (9/30/2014 - expense amounting to R$3,689), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Referenced Variable Remuneration in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013. resolution of the ordinary general meeting on June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective undentified.

a) Identified Collective - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on September 30, 2015, was recorded expense amounting R$4,324 (9/30/2014 - credits of R$1,321), regarding the provision of the plan and recorded gain with the oscillation of the share market value of the plan in the amount of R$1,673 (9/30/2014 - R$4,992) as personal expenses.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on September 30, 2015, there were expenses of R$8,923 (9/30/2014 - expenses of R$221).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

	7/01 to 9/30/2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,696,738	1,059,604	7,756,342
Income from equity instruments	15,268	-	15,268
Share of results of entities accounted for using the equity method	26,002	-	26,002
Net fee and commission income	2,091,845	306,503	2,398,348
Gains (losses) on financial assets and liabilities and exchange differences (1)	(7,804,844)	(161,859)	(7,966,703)
Other operating income/(expenses)	11,755	(201)	11,554
TOTAL INCOME	1,036,764	1,204,047	2,240,811
Personnel expenses	(1,816,700)	(170,282)	(1,986,982)
Other administrative expenses	(1,580,077)	(66,267)	(1,646,344)
Depreciation and amortization	(328,026)	(30,935)	(358,961)
Provisions (net)	(996,489)	(65,033)	(1,061,522)
Net impairment losses on financial assets	(2,850,011)	(285,384)	(3,135,395)
Net impairment losses on non-financial assets	(299,250)	(221)	(299,471)
Other financial gains/(losses)	762,061	-	762,061
PROFIT/LOSS BEFORE TAX (1)	(6,071,728)	585,925	(5,485,803)

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$7,616,244 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2015, the Profit before Tax for the Commercial Bank segment was R$1,544,515.

	7/01 to 9/30/2014
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,019,074	525,368	6,544,442
Income from equity instruments	36,582	-	36,582
Share of results of entities accounted for using the equity method	30,747	-	30,747
Net fee and commission income	1,934,691	267,457	2,202,148
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,110,095)	232,151	(877,944)
Other operating income/(expenses)	(112,168)	(4,237)	(116,405)
TOTAL INCOME	6,798,831	1,020,739	7,819,570
Personnel expenses	(1,645,748)	(157,801)	(1,803,549)
Other administrative expenses	(1,650,833)	(65,537)	(1,716,370)
Depreciation and amortization	(339,241)	(31,891)	(371,132)
Provisions (net)	(631,324)	(12,553)	(643,877)
Net impairment losses on financial assets	(2,786,046)	(39,083)	(2,825,129)
Net impairment losses on non-financial assets	8,321	185	8,506
Other financial gains/(losses)	55,194	-	55,194
PROFIT BEFORE TAX (1)	(190,846)	714,059	523,213

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,367,883 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2014, the Profit before Tax for the Commercial Bank segment was R$1,177,037.

	1/01 to 9/30/2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	21,657,952	2,745,389	24,403,341
Income from equity instruments	95,881	-	95,881
Share of results of entities accounted for using the equity method	81,953	-	81,953
Net fee and commission income	6,041,586	909,575	6,951,161
Gains (losses) on financial assets and liabilities and exchange differences (1)	(11,459,005)	(77,407)	(11,536,412)
Other operating income/(expenses)	(185,526)	(8,414)	(193,940)
TOTAL INCOME	16,232,841	3,569,143	19,801,984
Personnel expenses	(5,182,395)	(491,550)	(5,673,945)
Other administrative expenses	(4,664,020)	(187,631)	(4,851,651)
Depreciation and amortization	(1,068,457)	(98,209)	(1,166,666)
Provisions (net)	(3,212,547)	30,631	(3,181,916)
Net impairment losses on financial assets	(8,502,519)	(765,390)	(9,267,909)
Net impairment losses on non-financial assets	(1,242,369)	(580)	(1,242,949)
Other financial gains/(losses)	855,332	-	855,332
PROFIT BEFORE TAX (1)	(6,784,134)	2,056,414	(4,727,720)

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$11,454,511 due to the effects of the devaluation of the Real against the US Dollar on Setembro 30, 2015, the Profit before Tax for the Commercial Bank segment was R$4,670,376.

	1/01 to 9/30/2014
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	18,632,244	1,821,522	20,453,766
Income from equity instruments	173,424	-	173,424
Share of results of entities accounted for using the equity method	67,575	-	67,575
Net fee and commission income	5,519,680	756,403	6,276,083
Gains (losses) on financial assets and liabilities and exchange differences (1)	(308,191)	372,716	64,525
Other operating income/(expenses)	(358,339)	(14,830)	(373,169)
TOTAL INCOME	23,726,393	2,935,811	26,662,204
Personnel expenses	(4,795,968)	(459,422)	(5,255,390)
Other administrative expenses	(4,728,852)	(183,843)	(4,912,695)
Depreciation and amortization	(889,905)	(99,148)	(989,053)
Provisions (net)	(1,386,685)	(12,617)	(1,399,302)
Net impairment losses on financial assets	(8,336,135)	(204,726)	(8,540,861)
Net impairment losses on non-financial assets	10,655	825	11,480
Other financial gains/(losses)	86,415	-	86,415
PROFIT BEFORE TAX (1)	3,685,918	1,976,880	5,662,798

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$501,687 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2014, the Profit before Tax for the Commercial Bank segment was R$4,187,605.

	9/30/2015
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	530,638,198	80,519,744	611,157,942
Loans and advances to customers	187,427,787	66,681,017	254,108,804
Customer deposits	221,355,234	23,209,258	244,564,492

	12/31/2014
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	447,099,883	73,131,027	520,230,910
Loans and advances to customers	177,426,688	58,263,661	235,690,349
Customer deposits	199,721,072	20,922,947	220,644,019

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

The transactions related to the Bank with its related parties for nine-months ended September 30, 2015 and December 31, 2014 were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on January 29, 2015 approved, in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2015 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal were approved by the extraordinary stockholders' meeting (ESM) held on April 30, 2015.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

					1/01 to 9/30/2015	1/01 to 9/30/2014
Fixed compensation					42,821	37,590
Variable compensation					79,186	71,740
Other					12,048	10,879
Total Short-term benefits					134,055	120,209
Share-based payment					18,242	22,892
Total Long-term benefits					18,242	22,892
Total (1)					152,297	143,101
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the period of nine-months ended September 30, 2015, charges were collected on key-person management compensation amounting R$20,606 (6/30/2014 - R$22,184).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	9/30/2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (2)	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,389	0.1%	3,411	0.1%	6,800	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	185,271	4.7%	213,055	5.7%	398,326	5.2%
Total	3,835,693		3,696,835		7,532,528
Treasury shares	34,156	0.9%	34,156	0.9%	68,312	0.7%
Total	3,869,849	100.0%	3,730,991	100.0%	7,600,840	100.0%
Free Float	396,472	10.2%	424,278	11.4%	820,750	10.8%

	12/31/2014
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC (2)	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	2,216	0.1%	2,239	0.1%	4,455	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	-	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	-	(*)
Other	190,989	5.2%	218,770	6.2%	409,759	5.7%
Total	3,840,238		3,701,378		7,541,616
Treasury shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	401,017	10.4%	428,821	11.5%	829,838	10.9%
(1) Companies of the Santander Spain Group.
(2) Information refer to the December 2014 (last available data).
(3) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Real	9/30/2015
	Parent (1)	Joint-controlled companies	Other Related- Party (2)
Assets	28,562,597	1,108,097	(230,834)
Trading derivatives, net	(342,349)	-	(1,265,480)
Banco Santander Spain	(342,349)	-	-
Abbey National Treasury Services Plc	-	-	(170,173)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(1,095,307)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency
	28,669,063	-	159,017
Banco Santander Spain (3) (5)	28,669,063	-	-
Banco Santander Totta, S.A.	-	-	5,006
Abbey National Treasury Services Plc	-	-	153,851
Bank Zachodni	-	-	91
Banco Santander, S.A. – México	-	-	69
Loans and other values with customers	-	(16)	875,629
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	643,057
Webmotors S.A.	-	(16)	-
Santander Brasil Gestão de Recursos Ltda	-	-	186
BW Guirapá	-	-	232,386
Loans and other values with credit institutions (1)	4,568	1,105,753	-
Banco Santander Spain	4,568	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,105,493	-
Companhia de Arrendamento Mercantil RCI Brasil	-	260	-
Other Assets	231,315	2,360	-
Banco Santander Spain	231,315	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,969	-
Companhia de Arrendamento Mercantil RCI Brasil	-	391	-

Liabilities	(12,356,860)	(226,381)	(368,445)
Deposits from credit institutions	(123,745)	(15,566)	(99,887)
Banco Santander Spain (4)	(123,745)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(11,869)	-
Santander Brasil Asset	-	-	(12,988)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(65,816)
Banco Santander, S.A. – Uruguay	-	-	(21,083)
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,697)	-
Marketable debt securities	(12,416)	-	-
Banco Santander Spain(6)	(12,416)	-	-
Customer deposits	-	(210,815)	(251,773)
ISBAN Brasil S.A.	-	-	(79,076)
Santander Securities	-	-	(38,329)
Produban Serviços de Informática S.A.	-	-	(38,517)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(52,836)
Santander Brasil Gestão de Recursos Ltda	-	-	(26,953)
Santander Trade Services	-	-	(6,829)
Webmotors S.A.	-	(210,815)	-
Other	-	-	(9,233)
Other Liabilities - Dividends and Interest on Capital Payable	(2,715,741)	-	(770)
Banco Santander, S.A. – Espanha	(420,228)	-	-
Grupo Empresarial Santander, S.L. (1)	(860,083)	-	-
Santander Insurance Holding, S.L.	(1,526)	-	-
Sterrebeeck B.V. (1)	(1,433,904)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Zona Franca da Madeira)	-	-	(770)
Other - Debt Instruments Eligible for Capital	(9,504,958)	-	-
Banco Santander Espanha (2) (7)	(9,504,958)	-	-
Other Liabilities	-	-	(16,015)
Santander Brasil Asset	-	-	(67)
Produban Serviços de Informática S.A.	-	-	(272)
Ingeniería de Software Bancario, S.L.	-	-	(218)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(14,460)
Others	-	-	(998)

Thousands of Real	12/31/2014
	Parent (1)	Joint-controlled companies	Other Related- Party (2)

Assets	11,033,229	1,880,176	546,856
Trading derivatives, net	(98,286)	-	(87,161)
Banco Santander Spain	(98,286)	-	-
Santander Benelux, S.A., N.V.	-	-	381,956
Abbey National Treasury Services Plc	-	-	(871)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(468,246)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,913,872	-	2,787
Banco Santander Spain (3) (5) (6)	10,913,872	-	-
Banco Santander Totta, S.A.	-	-	2,787
Loans and other values with customers	-	10,340	631,149
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	630,694
Webmotors S.A.	-	10,340	-
Santander Brasil Gestão de Recursos Ltda	-	-	455
Loans and other values with credit institutions	11,900	1,867,750	81
Banco Santander Spain	11,900	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,867,138	-
Companhia de Arrendamento Mercantil RCI Brasil	-	612	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	81
Other Assets	205,743	2,086	-
Banco Santander Spain	205,743	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,086	-

Liabilities	(7,375,101)	(161,871)	(612,659)
Deposits from credit institutions	(416,969)	(19,186)	(286,348)
Banco Santander Spain (4)	(416,969)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(15,699)	-
Santander Brasil Asset	-	-	(16,742)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(261,865)
Banco Santander, S.A. – Uruguay	-	-	(7,741)
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,487)	-
Marketable debt securities	(6,082)	-	-
Banco Santander Spain (7)	(6,082)	-	-
Customer deposits	-	(142,685)	(271,753)
ISBAN Brasil S.A.	-	-	(70,449)
Produban Serviços de Informática S.A.	-	-	(41,646)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(49,526)
Santander Brasil Gestão de Recursos Ltda	-	-	(89,830)
Webmotors S.A.	-	(142,685)	-
Other	-	-	(20,302)
Other Liabilities - Dividends and Interest on Capital Payable	(538,636)	-	(47,271)
Banco Santander, S.A. – Espanha	(25,084)	-	-
Grupo Empresarial Santander, S.L. (1)	(134,413)	-	-
Santander Insurance Holding, S.L.	(403)	-	-
Sterrebeeck B.V. (1)	(378,736)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Santusa Holding, S.L.	-	-	(47,216)
Other Liabilities	(7,719)	-	(7,287)
Banco Santander Spain	(7,719)	-	-
Produban Serviços de Informática S.A.	-	-	(441)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(6,811)
Debt Instruments Eligible for Capital	(6,405,695)	-	-
Banco Santander Espanha (2) (7)	(6,405,695)	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On September 30, 2015, includes to the cash of R$185,879 (2014 - R$410,193).

(4) On September 30, 2015, refers to raising funds through operations transfers abroad amounting R$123,745 (2014 - R$416,969, with maturity until october, 2018 and interest between 0.56% and 14.03%p.a).

(5) On September 30, 2015, includes to investments in foreign currency (applications overnight): maturing on October 01, 2015 the amount of R$27,788,681 (2014 - R$10,663,319) and up to interest 0.17 % a.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

(6) Refers to Eurobonds issues of Agency Grand Cayman with maturing of January 16, 2016 to February 13, 2017 and interest 3.152% and 4.625% a.a.
(7)Refers to the share acquired by the controller with the PR Optimization Plan held in the first half of 2014.

Thousands of Real	1/01 to 9/30/2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(1,232,026)	148,158	372,194
Interest and similar income - Loans and amounts due from credit institutions	21,603	125,057	48
Banco Santander Spain	21,603	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	125,057	-
Abbey National Treasury Services Plc	-	-	48
Interest expense and similar charges - Customer deposits	-	(18,246)	(95,027)
ISBAN Brasil S.A.	-	-	(5,876)
Santander Brasil Gestão de Recursos Ltda	-	-	(12,375)
Webmotors S.A.	-	(18,246)	-
Produban Serviços de Informática S.A.	-	-	(2,848)
Santander Securities	-	-	(71,787)
Others	-	-	(2,141)
Interest expense and similar charges - Deposits from credit institutions	(214)	(83)	(4,206)
Banco Santander Spain	(214)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(83)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(2,526)
Santander Asset Management, S.A. SGIIC.	-	-	(1,680)
Fee and commission income (expense)	(15,048)	19,331	1,327,971
Banco Santander Spain	(15,048)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	2,938	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	15,652	-
Banco Santander International	-	-	8,804
Webmotors S.A.	-	741	-
Zurich Santander Brasil Seguros S.A.	-	-	184,684
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,131,469
Other	-	-	3,014
Debt Instruments Eligible to Compose Capital	(282,646)	-	-
Banco Santander Spain (2) (8)	(282,646)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(955,721)	22,099	(165,749)
Banco Santander Spain	(955,721)	-	-
Santander Benelux, S.A., N.V.	-	-	371,385
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(449,273)
Abbey National Treasury Services Plc	-	-	(98,235)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	22,099	-
Other	-	-	10,374
Administrative expenses and amortization	-	-	(713,179)
ISBAN Brasil S.A.	-	-	(297,517)
Produban Serviços de Informática S.A.	-	-	(149,787)
ISBAN Chile S.A.	-	-	(707)
Aquanima Brasil Ltda.	-	-	(16,931)
TECBAN - Tecnologia Bancaria Brasil	-	-	(117,986)
Produban Servicios Informaticos Generales, S.L.	-	-	(15,933)
Konecta Brazil Outsourcing Ltda	-	-	(67,863)
Ingeniería de Software Bancario, S.L.	-	-	(41,355)
Other	-	-	(5,100)
Other Administrative expenses - Donation	-	-	(12,068)
Santander Cultural	-	-	(2,458)
Fundacao Santander	-	-	(1,970)
Instituto Escola Brasil	-	-	(1,140)
Fundação Sudameris	-	-	(6,500)
Result on disposal of assets not classified as non-current assets held for sale	-	-	750,550
Santander Securities Services Brasil Participações (5)	-	-	750,550
Income on disposal of non-current assets held for sale not classified as discontinued operations	-	-	34,404
Capital Riesgo Global (3)	-	-	34,404

Thousands of Real	1/01 to 9/30/2014
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(342,400)	83,790	554,090
Interest and similar income - Loans and amounts due from credit institutions	13,463	79,729	7
Banco Santander Spain	13,463	-	-
Abbey National Treasury Services Plc	-	-	5
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	79,729	-
Santander Benelux, S.A., N.V.	-	-	2
Interest expense and similar charges - Customer deposits	-	(10,282)	(16,501)
Webmotors S.A.	-	(10,282)	-
ISBAN Brasil S.A.	-	-	(5,282)
Produban Serviços de Informática S.A.	-	-	(2,050)
Other	-	-	(9,169)
Interest expense and similar charges - Deposits from credit institutions	(14,292)	(4,134)	(45,026)
Banco Santander Spain	(14,292)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(4,134)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(45,026)
Interest expense and similar charges - Marketable debt securities	(17)	-	-
Banco Santander Spain	(17)	-	-
Fee and commission income (expense)	(41,904)	18,477	1,163,975
Companhia de Arrendamento Mercantil RCI Brasil	-	3,102	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	15,023	-
Banco Santander Spain	(41,904)	-	-
Webmotors S.A.	-	352	-
Zurich Santander Brasil Seguros S.A.	-	-	144,109
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,019,585
Other	-	-	281
Debt Instruments Eligible to Compose Capital	(268,615)	-	-
Banco Santander – Spain	(268,615)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(31,035)	-	171,674
Banco Santander Spain	(31,035)	-	-
Santander Benelux, S.A., N.V.	-	-	113,099
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	10,440
Abbey National Treasury Services Plc	-	-	42,609
Other	-	-	5,526
Administrative expenses and amortization	-	-	(700,603)
ISBAN Brasil S.A.	-	-	(327,933)
Produban Serviços de Informática S.A.	-	-	(156,208)
ISBAN Chile S.A.	-	-	(2,231)
Aquanima Brasil Ltda.	-	-	(16,931)
Ingeniería de Software Bancario, S.L.	-	-	(38,814)
Produban Servicios Informaticos Generales, S.L.	-	-	(19,772)
Tecnologia Bancária S.A. - TECBAN	-	-	(96,521)
Konecta Brazil Outsourcing Ltda	-	-	(35,301)
Others	-	-	(6,892)
Other Administrative expenses - Donation	-	-	(19,436)
Santander Cultural	-	-	(2,450)
Fundação Santander	-	-	(3,434)
Instituto Escola Brasil	-	-	(1,552)
Fundação Sudameris	-	-	(12,000)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) Refers to gain on sale of MS Participações.
(4) Refers to gain on sale of Santander Brasil Asset Management.
(5) Refers to gain on sale of Santander Securities Services Brasil DTVM (Note 3.c)

16. Other disclosures

a) Transactions and significative events

a.1) Hedge of foreign investments

The Bank operate a branch in the Cayman Islands and Santander Brasil EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

The functional currency of Santander EFC is the euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result.To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS purposes / COFINS / IR / CSLL, while gains or losses from derivatives used as hedges are taxable.The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Income (Loss) Operating Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the six months ended September 30, 2015, resulted in a gain of R$14,578 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in earnings account (losses) on financial assets and liabilities of R$26,032 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax gain of R$11,455 million consisting of R$1,210 million PIS / COFINS and R$10,244 million IR and CSLL.

a.2 ) Cofins

In June 2015, Banco Santander recorded the reversal of legal liabilities amounting R$7,950 million related to Cofins under "Interest expense and similar charges" amountig R2,057 million and "Income Taxes", amounting to R$7,950 million (Note 10-b.1). The tax effect was recorded on "Income taxes" amounting R$3,180 million.

With this decision handed down on the lawsuits , the Bank also recognizes the right to offset COFINS paid in the period 1999-2006, under the Income taxes of R$381,597 and under Interest and similar income update as to tax offset the amount of R$383,560. The amount of taxes on these revenues amounted to R$306,102.

a.3) Other significant items that affected results for the period

The Bank recorded provisions in the nine months ended September 30, 2015, and the main ones were as follows: (i) loss to the recoverable amount of the asset recorded for the purchase of rights to the provision of payroll services worth R$534 million , recorded under "Loss on other assets (net) - other", (ii) assets in the acquisition and development of software in the amount of R$675 million recorded under "Loss on other assets (net) - Intangible Assets" and (iii) provisions for securities and financial instruments in the amount of R$432 million, of which R$183 million recorded under "Other financial instruments not measured at fair value through profit" and R$249 million in "Other financial instruments at fair value through profit".

a.4) Transfer between categories

In the third quarter 2015, due changes on Banco Santander's strategy, according IAS 39, was reclassified from the Financial Assets Available for Sale - Debt Instruments the total amount of R$21,535,467, of which R$10,416,005 were transferred to Held-to-maturity Investments and R$11,119,462 for Loans and Receivables - Debt Instruments. Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

b) Derivative Financial Instruments

b.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets	9/30/2015	12/31/2014
Swap Differentials Receivable (1)	17,841,510	5,538,082
Option Premiums to Exercise	1,124,357	628,851
Forward Contracts and Other	1,948,573	2,560,755
Total	20,914,440	8,727,688

Liabilities
Swap Differentials Payable (1)	21,629,384	6,552,166
Option Premiums Launched	1,007,117	569,011
Forward Contracts and Other	7,454,641	2,057,085
Total	30,091,142	9,178,262
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	9/30/2015			12/31/2014
	Notional	Cost	Market	Notional	Cost	Fair Value
Swap		14,393,874	(2,656,629)		(806,706)	(332,734)
Asset	322,483,663	41,592,225	40,994,589	284,533,034	67,310,058	67,713,764
CDI (Interbank Deposit Rates)	37,071,079	6,856,012	8,696,915	70,772,781	-	-
Fixed Interest Rate - Real	202,411,304	-	-	83,317,134	66,825,563	67,425,070
Indexed to Price and Interest Rates	17,148,144	9,962,114	7,611,062	31,603,343	484,495	288,694
Indexed to Foreign Currency	65,842,859	24,764,251	24,695,734	98,810,878	-	-
Other	10,277	9,848	(9,122)	28,898	-	-
Liabilities	308,089,790	(27,198,351)	(43,651,218)	285,339,739	(68,116,764)	(68,046,498)
CDI (Interbank Deposit Rates)	30,215,067	-	-	101,623,563	(30,850,783)	(30,163,786)
Fixed Interest Rate - Real	229,609,656	(27,198,351)	(43,651,218)	16,491,571	-	-
Indexed to Price and Interest Rates	7,186,030	-	-	31,118,848	-	-
Indexed to Foreign Currency	41,078,608	-	-	136,072,590	(37,261,712)	(37,879,212)
Other	429	-	-	33,167	(4,269)	(3,500)
Options	123,693,875	(18,561)	117,240	240,746,222	(5,613)	59,840
Purchased Position	63,017,285	365,366	1,124,357	116,184,661	460,152	628,851
Call Option - US Dollar	5,224,964	232,173	826,435	3,942,457	221,951	331,533
Put Option - US Dollar	2,702,313	37,492	7,535	1,767,822	31,194	49,704
Call Option - Other	14,611,250	42,142	181,267	56,931,274	119,424	153,976
Interbank Market	13,259,401	17,967	108,881	51,308,444	91,567	118,061
Other (1)	1,351,849	24,175	72,386	5,622,830	27,857	35,915
Put Option - Other	40,478,758	53,559	109,120	53,543,108	87,583	93,638
Interbank Market	39,317,212	23,650	11,027	49,105,277	29,788	1,335
Other (1)	1,161,546	29,909	98,093	4,437,831	57,795	92,303
Sold Position	60,676,590	(383,927)	(1,007,117)	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	3,021,769	(169,507)	(728,369)	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	3,800,142	(82,535)	(39,762)	1,774,640	(22,637)	(25,163)
Call Option - Other	10,843,709	(74,138)	(150,900)	54,354,491	(102,394)	(103,436)
Interbank Market	9,695,180	(22,140)	(109,451)	53,571,293	(64,873)	(72,078)
Other (1)	1,148,529	(51,998)	(41,449)	783,198	(37,521)	(31,358)
Put Option - Other	43,010,970	(57,747)	(88,086)	64,192,805	(60,256)	(11,731)
Interbank Market	42,214,814	(24,126)	(10,734)	60,555,093	(32,098)	(1,950)
Other (1)	796,156	(33,621)	(77,352)	3,637,712	(28,158)	(9,781)

Trading	9/30/2015			12/31/2014
	Notional	Cost	Market	Notional	Cost	Fair Value
Futures Contracts	187,788,832	-	-	302,239,388	-	-
Purchased Position	27,801,321	-	-	105,230,874	-	-
Exchange Coupon (DDI)	1,892,779	-	-	6,888,319	-	-
Interest Rates (DI1 and DIA)	15,537,244	-	-	94,307,498	-	-
Foreign Currency	10,368,895	-	-	3,897,223	-	-
Indexes (2)	2,403	-	-	137,834	-	-
Sold Position	159,987,511	-	-	197,008,514	-	-
Exchange Coupon (DDI)	76,393,459	-	-	50,378,949	-	-
Interest Rates (DI1 and DIA)	26,780,964	-	-	57,355,214	-	-
Foreign Currency	17,402,694	-	-	15,845,107	-	-
Indexes (2)	182,061	-	-	8,418	-	-
Treasury Bonds/Notes	25,061	-	-	249,203	-	-
Average rate of Repo Operations (OC1)	39,203,272	-	-	73,171,623	-	-
Forward Contracts and Other	48,727,886	(5,835,722)	(5,506,068)	46,406,749	1,853,827	503,670
Purchased Commitment	23,073,568	41,356	25,989	20,552,988	(1,195,416)	270,611
Currencies	22,268,447	40,392	24,578	20,302,193	(1,446,211)	19,677
Other	805,121	964	1,411	250,795	250,795	250,934
Sell Commitment	25,654,318	(5,877,078)	(5,532,057)	25,853,761	3,049,243	233,059
Currencies	25,599,007	(5,891,870)	(5,554,245)	25,708,788	3,290,737	474,273
Other	55,311	14,792	22,188	144,973	(241,494)	(241,214)
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

b.2) Derivatives Financial Instruments by Counterparty

Notional		9/30/2015				12/31/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		130,519,634	66,627,150	125,336,879	322,483,663	284,533,034
Options		4,577,423	615,843	118,500,609	123,693,875	240,746,222
Futures Contracts		-	-	187,788,832	187,788,832	302,239,388
Forward Contracts and Other		30,488,081	15,205,810	3,033,995	48,727,886	46,406,749
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

I b.3) Derivatives Financial Instruments by Maturity

Notional					9/30/2015	12/31/2014
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		20,819,457	39,233,986	262,430,220	322,483,663	284,533,034
Options		61,018,646	60,130,510	2,544,719	123,693,875	240,746,222
Futures Contracts		60,771,074	76,175,392	50,842,366	187,788,832	302,239,388
Forward Contracts and Other		23,529,563	18,008,128	7,190,195	48,727,886	46,406,749

b.4) Derivatives by Market Trading

Notional					9/30/2015	12/31/2014
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		155,178,694	111,500,320	55,804,649	322,483,663	284,533,034
Options		118,426,958	4,760,746	506,171	123,693,875	240,746,222
Futures Contracts		187,788,832	-	-	187,788,832	302,239,388
Forward Contracts and Other		-	36,652,594	12,075,292	48,727,886	46,406,749
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

b.5) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

Thousands of Real	9/30/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	170,271	(135,489)	34,782	(82,636)	(80,671)	(163,307)
Asset	6,883,164	(37,720)	6,845,444	3,063,742	62,296	3,126,038
CDI (Interbank Deposit Rates) (1) (2) (7)	1,917,004	4,606	1,921,610	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	3,479,329	(52,725)	3,426,604	492,205	707	492,912
Fixed Interest Rate - Dolar (7)	53,692	1,457	55,149	-	-	-
Indexed to Foreign Currency - USD/BRL - Dollar (3)	521,461	(37,142)	484,319	-	-	-
Indexed to Foreign Currency - LIBOR - US Dollar (2) (4) (5) (7)	379,159	3,600	382,759	341,737	10,850	352,587
Indexed to Foreign Currency - Swiss Franc (6)	-	-	-	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (7)	459,554	42,340	501,894	353,974	46,092	400,066
Indexed to Foreign Currency - YEN (8)	72,965	144	73,109	24,515	470	24,985
Liabilities	(6,712,893)	(97,769)	(6,810,662)	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,453,402)	(50,638)	(1,504,040)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Price Indexes and Interest (2)	(1,021,992)	(23,359)	(1,045,351)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest US Dollar (4)	(13,508)	(98)	(13,606)	(15,221)	(555)	(15,776)
CDI (Interbank Deposit Rates) (3) (5)	(3,097,548)	(4,411)	(3,101,959)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - LIBOR - US Dollar (6) (8)	(5,628)	(142)	(5,770)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(1,120,815)	(19,121)	(1,139,936)	(411,480)	(11,944)	(423,424)
Object of Hedge
Assets	2,530,454	60,222	2,590,676	2,177,702	119,205	2,296,907
Lending Operation	1,706,784	59,291	1,766,075	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	799,250	12,637	811,887	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest - US Dollar	14,112	22	14,134	15,788	(423)	15,365
Indexed of Prices and Interest	884,264	47,265	931,529	421,144	32,415	453,559
CDI (Interbank Deposit Rates)	-	-	-	24,510	600	25,110
Fixed Interest Rate - Real	9,158	(633)	8,525	215,074	2,829	217,903
Securities	823,670	931	824,601	593,867	36,837	630,704
Debentures	573,107	9,686	582,793	593,867	36,837	630,704
Promissóris notes - NP	250,563	(8,755)	241,808	-	-	-
Liabilities	(3,574,873)	100,889	(3,473,984)	(364,166)	(2,826)	(366,992)
Foreign Borrowings	(3,538,416)	101,142	(3,437,274)	-	-	-
Indexed to Foreign Currency - US Dollar	(3,538,416)	101,142	(3,437,274)	-	-	-
Obligations for Securities Abroad	(36,457)	(253)	(36,710)	(364,166)	(2,826)	(366,992)
Eurobonds	(36,457)	(253)	(36,710)	(364,166)	(2,826)	(366,992)

(1) Instruments where the hedge item are loan operations indexed in foreign currency - US Dollar with fair value R$1,378,834 (12/31/2014 - R$954,266) and securities shown by debentures with fair value R$91,549 (12/31/2013 - R$82,819).

(2) Instruments where the hedge item are loan operations indexed in foreign price index and interest amounting to R$931,529 (12/31/2014 - R$453,559) and Instruments where hedge object are securities shown by debentures with fair value R$491,244 (12/31/2014 - R$547,885).

(3) Instruments where the hedge item are loan operations indexed in foreign currency fixed interest - US US Dollar with fair value R$14,134 (12/31/2014 - R$15,365).
(4) Instruments where the hedge item are securities represented indexed in CDI with fair value R$199,783 (12/31/2014 - R$25,110).
(5) Instruments where hedge objects are obligations for securities abroad - eurobonds with fair value R$36,710 (12/31/2014 - R$366,992)
(6) Instruments where hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$8,525 (12/31/2014 - R$217,903).

(7) Instruments where hedge objects are foreign borowings indexed in foreign currency - Dollar with a market value of R$3,437,274 and liabilities market instruments where hedge objectsare securities represented by promissory notes indexed to rates interest pre - with real value of R$ 42,025.

Cash Flow Hedge

Thousands of Real	9/30/2015
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,124,400)	(41,625)	(1,166,027)
Asset	8,145,923	50,618	8,196,539
Indexed to Foreign Currency - Swiss Franc (1)	1,265,157	14,328	1,279,485
Indexed to Pre Interest Rate - Chilean Peso (2)	308,266	3,988	312,254
Indexed to Pre Interest Rate - Real (4)	3,764,552	(25,893)	3,738,659
Indexed to Foreign Currency - Fixed Dollar (5) (6)	2,312,097	21,264	2,333,360
Indexed to Foreign Currency - Euro (6)	495,851	36,931	532,781
Liabilities	(9,270,323)	(92,243)	(9,362,566)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3)	(6,675,787)	(39,745)	(6,715,532)
Indexed to Pre Interest Rate - Real (5)	(191,723)	135,978	(55,745)
Indexed to Pre Interest Rate - Euro (5)	(1,786,660)	(143,555)	(1,930,215)
Indexed to Foreign Currency - Fixed Dollar (5) (6)	(547,541)	(42,480)	(590,021)
Indexed to Foreign Currency - Euro (6)	(68,612)	(2,441)	(71,053)

Thousands of Real	12/31/2014
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(409,365)	(108,678)	(518,043)
Asset	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	599,818	20,210	620,028
Indexed to Foreign Currency - Chilean Peso (2)	100,804	4,624	105,428
Indexed in Real (3)	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Fixed Dollar (4) (5)	935,787	97,890	1,033,677
Indexed to Foreign Currency - Euro (5)	905,283	42,386	947,669
Liabilities	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3)	(2,451,465)	(63,132)	(2,514,597)
CDI (Interbank Deposit Rates) (4)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Fixed Euro (4)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dollar (5)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Real (5)	(526,157)	(10,228)	(536,385)

Thousands of Real
		9/30/2015	12/31/2014
		Reference value	Reference value
Hedge Instruments
Swap Contracts		57,256,769	16,053,248
Foreign Currency - Dollar (6)		57,256,769	16,053,248

Thousands of Real
		9/30/2015	12/31/2014
Hedge Object - Cost
Assets		38,890,714	17,678,432
Lending Operations
Financing and Export Credit and Imports		37,353,964	15,999,182
Lending Operations		641,421	1,023,468
Securities Available for Sale
Brazilian External Debt Bonds		895,329	655,782
Liabilities		(1,990,377)	(1,960,197)
Eurobonds		(1,990,377)	(1,960,197)
(1) Operations due April 12, 2016 (12/31/2014 - Operations due March 4, 2015 and April 12, 2016), where object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (12/31/2014 - Operation due April 13, 2016), where object of Hedge is an operation of eurobonds.
(3) On June 30, 2014 operation maturing on December 24, 2014, whose purpose of "hedge" is a eurobonds operation.
(4) Operation with maturing on March 18, 2016 (12/31/2014 - Operation with maturing on March 18, 2015, September 18, 2015 and March 18, 2016), where object of Hedge is an operation of eurobonds.

(5) Operation with maturing on October 26, 2015, March 18, 2016 and April 1, 2021 (12/31/2014 - Operation with maturing on October 26, 2015 and April 1, 2021) which hedge objects its securities operation represented by promissory notes, brazilian external debt bonds and a lending operation .

(6) Operations with maturing between August, 2016 to June, 2021 (12/31/2014 - Operation with maturing between May, 2015 to June, 2021) where objects Hedge contracts are loans from credit institutions.

(7) Operations with maturing on October 30, 2015 to January 2, 2017 (12/31/2014 - operation maturing on February 2, 2015) and the updated value of the instruments is R$37,356,936 (12/31/2014 - US$15,991,293), which object "hedge" are credit transactions - credit financing contracts and the export and import.

Between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$21,697 (12/31/2014 - R$83,399) which will be amortized over the next 12 months.

The effect of marking to market the swaps and future contracts amounts a debit of R$94,034 (12/31/2014 - R$77,261), and is recorded in stockholders' equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On September 30, 2015, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$3,376,153, maturing between December, 2015 to February, 2016 and the effect of R$944,182 , of exchange rate changes recorded in equity, net of taxes. No ineffective portion be recorded in the consolidated income statement was identified.

b.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and other are composed of government securities.

			9/30/2015	12/31/2014

Financial Treasury Bill - LFT			423,978	1,135,366
National Treasury Bill - LTN			10,142,445	4,688,978
National Treasury Notes - NTN			754,755	1,763,751
Total			11,321,178	7,588,095

c) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at September 30, 2015.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(5,811)	(252,763)	(505,526)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(4,332)	(72,021)	(144,043)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(910)	(5,259)	(10,519)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(73)	(25,765)	(51,530)
Foreign currency	Exposures subject to foreign exchange	(13,279)	(331,985)	(663,970)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(206)	(1,077)	(2,154)
Inflation	Exposures subject to change in coupon rates of price indexes	(365)	(9,677)	(19,354)
Shares and Indexes	Exposures subject to change in shares price	(474)	(11,848)	(23,696)
Other	Exposures not meeting the previous settings	(26,033)	(141)	(283)
Total (1)		(51,483)	(710,536)	(1,421,075)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(101,474)	(2,704,520)	(5,154,001)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(13,281)	(392,077)	(687,323)
Inflation	Exposures subject to change in coupon rates of price indexes	(367)	(2,959)	(4,658)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(4,246)	(41,015)	(68,544)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(4,144)	(7,949)	(16,255)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(13,432)	(216,808)	(409,861)
Foreign currency	Exposures subject to foreign exchange	(1,124)	(28,104)	(56,207)
Total (1)		(138,068)	(3,393,432)	(6,396,849)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Off-balance-sheet funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds.Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreoever, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal. See note 2.w for further information in this respect. (Note 2.w).

The detail of off-balance-sheets funds managed by the Bank is as follows:

				9/30/2015	12/31/2014
Funds under management				7,236,670	4,591,810
Total				7,236,670	4,591,810

e) Third-party securities held in custody

As of September 30, 2015 and December 31, 2014, the Bank held in custody marketable debt securities and equity instruments totaling R$256,750,662 and R$398,499,007, respectively entrusted to it by third parties.

f) Fair value of financial assets and liabilities not measured at fair value

i) Financial assets at a value other than fair value

Following is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at September 30, 2015 and December 31, 2014:

Thousands of Real					9/30/2015
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Investments in Open Market	19,173,455	19,173,455	-	19,173,455	-
Held to maturity investments	10,416,005	9,747,832	5,937,801	3,810,031	-
Loans and Receivables:
Loans and amounts due from credit institutions	53,031,485	52,983,603	-	52,983,603
Loans and advances to customers	254,108,804	254,014,762	-	254,014,762	-
Loans and receivables - Debt instruments	11,119,462	10,622,032	-	10,622,032	-
Total	318,259,751	317,620,397	-	317,620,397	-

Thousands of Real					12/31/2014
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Investments in Open Market	16,212,907	16,212,907	-	16,212,907	-
Loans and Receivables:
Loans and amounts due from credit institutions	28,917,397	28,878,632	-	28,878,632	-
Loans and advances to customers	235,690,349	235,086,295	-	235,086,295	-
Total	264,607,746	263,964,927	-	263,964,927	-

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at September 30, 2015 and December 31, 2014:

Thousands of Real				9/30/2015

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	80,264,541	80,279,948	-	80,279,948	-
Customer deposits (*)	244,580,099	244,754,124	-	-	244,754,124
Marketable debt securities	94,296,697	95,559,013	-	95,559,013	-
Subordinated Debt	7,818,148	7,871,667	-	7,871,667	-
Debt instruments Eligible Capital	10,043,077	10,043,077	-	10,043,077	-
Other financial liabilities	21,808,439	21,808,439	-	-	21,808,439
Total	458,811,001	460,316,268	-	193,753,705	266,562,563

Thousands of Real				12/31/2014

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	63,674,201	63,698,255	-	63,698,255	-
Customer deposits (*)	220,644,019	220,800,026	-	-	220,800,026
Marketable debt securities	70,355,249	71,058,657	-	71,058,657	-
Subordinated Debt	7,294,077	7,382,396	-	7,382,396	-
Debt instruments Eligible Capital	6,773,312	6,773,312	-	6,773,312	-
Other financial liabilities	23,445,735	23,445,735	-	-	23,445,735
Total	392,186,593	393,158,381	-	148,912,620	244,245,761
(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Short-term investments. Short-term investments include interbank deposits and repurchase agreements. The carrying amount is approximated to the fair value.

- Loans operations. Fair values are estimated for groups of loans with similar characteristics. The fair value is measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits. The fair value of deposits is calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount is considered to approximate fair value.

- Long-term loans. The fair value of long-term loans are estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The following valuation techniques are used for each Level:

- Level 1. Valuations for Level 1 are based on observable information which reflects the public prices (not adjusted) for identical assets or liabilities on active markets.

- Level 2. Valuations for Level 2, valuations are based on observable information (other than the prices referred to in relation to Level 1) which includes prices quoted for similar assets or liabilities in active markets, and prices quoted for identical or similar assets or liabilities in markets which are not active.

- Level 3. Valuations for Level 3 are generated using proprietary models. Such models are based on interest rate curves generated by financial modelling produced internally within the Bank.

g) Statements of value added

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 9/30/2015		1/01 to 9/30/2014
Interest and similar income	51,915,971		43,028,449
Fee and commission income (net)	6,951,161		6,276,083
Impairment losses on financial assets (net)	(9,267,909)		(8,540,861)
Other income and expense	(5,539,705)		(249,781)
Interest expense and similar charges	(27,512,630)		(22,574,683)
Third-party input	(5,425,538)		(4,324,734)
Materials, energy and other	(384,142)		(371,443)
Third-party services	(3,252,252)		(3,398,331)
Impairment of assets	(1,242,949)		11,480
Other	(546,195)		(566,440)
Gross added value	11,121,350		13,614,473
Retention
Depreciation and amortization	(1,166,666)		(989,053)
Added value produced	9,954,684		12,625,420
Added value received from transfer
Investments in affiliates and subsidiaries	81,953		67,575
Added value to distribute	10,036,637		12,692,995
Added value distribution
Employee	5,405,716	53.9%	4,610,724	36.3%
Compensation	3,538,708		3,374,786
Benefits	949,564		865,824
Government severance indemnity funds for employees - FGTS	763,197		232,791
Other	154,247		137,323
Taxes	(4,216,111)	-42.0%	3,278,733	25.8%
Federal	(4,577,866)		3,235,253
State	529		756
Municipal	361,226		42,724
Compensation of third-party capital - rental	560,050	5.6%	524,263	4.1%
Remuneration of interest on capital	8,286,982	82.6%	4,279,275	33.7%
Dividends and interest on capital	3,200,000		740,193
Profit Reinvestment	5,056,672		3,480,571
Profit (loss) attributable to non-controlling interests	30,310		58,511
Total	10,036,637	100.0%	12,692,995	100.0%

17. Supplementary information – Conciliation of stockholders' equity and net income

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

		Note	9/30/2015	9/30/2014	12/31/2014
Stockholders' equity attributed to the parent under Brazilian GAAP			57,601,587	58,312,898	57,320,685
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss		a	(110,941)	(1,027)	(188,803)
Reclassification of financial instruments to available-for-sale		b	36,849	34,204	34,852
Impairment on loans and receivables		c	123,669	128,503	128,080
Category transfers		d	781,563	-	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method
		e	312,779	265,073	273,275
Reversal of goodwill amortization		f	23,075,710	19,790,917	20,733,974
Realization on purchase price adjustments		g	817,767	893,526	874,738
Recognition of fair value in the partial sale in subsidiaries		h	112,052	112,052	112,052
Option for Acquisition of Equity Instrument		i	(1,017,000)	(950,000)	(950,000)
Other			15,025	(22,892)	(35,733)
Stockholders' equity attributed to the parent under IFRS			81,749,060	78,563,254	78,303,120
Non-controlling interest under IFRS			415,880	410,695	380,173
Stockholders' equity (including non-controlling interest) under IFRS			82,164,940	78,973,949	78,683,293

Thousands of Reais	Note	7/01 to 9/30/2015	7/01 to 9/30/2014	1/01 to 9/30/2015	1/01 to 9/30/2014
Net income attributed to the Parent under Brazilian GAAP		1,266,336	536,829	5,831,076	1,582,751
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	(822)	(1,927)	(2,244)	1,144
Reclassification of financial instruments to available-for-sale	b	(4,963)	(7,875)	(19,607)	(27,253)
Impairment on loans and receivables	c	224	10,068	(4,411)	37,421
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	e	7,944	(4,367)	39,504	(19,255)
Reversal of goodwill amortization	f	445,629	927,237	2,341,736	2,745,730
Realization on purchase price adjustments	g	(18,991)	(18,787)	(56,972)	(56,363)
Regulatory Capital Optimization Plan		-	(107,912)	-	-
Others		(3,988)	(20,361)	127,590	(43,411)
Net income attributed to the parent under IFRS		1,691,369	1,312,905	8,256,672	4,220,764
Non-controlling interest under IFRS		25,916	10,110	30,310	58,511
Net income (including non-controlling interest) under IFRS		1,717,285	1,323,015	8,286,982	4,279,275

a) Reclassification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis in IFRS as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Reclassification of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank.

d) Category transfers

The IAS 39 permits reclassification of the category "available for sale" to "held to maturity" at any time provided that the entity has the intention and ability to hold the financial asset in this category. However, for the purpose of BRGAAP, pursuant to art. 5 of the Central Bank Circular 3068, the revaluation regarding the classification into categories of securities may only be made when preparing the half-yearly financial statements.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

f) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period upto 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

g) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is apportion by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is accounted for by its book value.

i) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to members of the Getnet S.A. and the Banco Bonsucesso a put with the purpose all shares of Getnet S.A. and the Banco Bonsucesso held by them. As set out in IAS 32, a financial liability was recognized for its commitment, and as a result it has a specific account in stockholders' equity in the amount of R$950 million and R$67 million respectively. Were accounted a amoun R$240 million in Non - Controlling Interests in the Banco Bonsucesso transaction.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	3,153,142	205,363
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	5,369,873	360,395
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,771,889	525,020
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	162,912	15,998
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	23,046	935
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%	14,566	1,140
Atual Companhia Securitizadora de Créditos Financeiros (10)	Securitization	100.00%	100.00%	-	-
Santander Securities Services Brasil DTVM S.A. (2)	Dealer	-	-	-	105,288
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	446,691	63,076
Santander Participações S.A. (3)	Holding	100.00%	100.00%	1,658,769	(170,029)
Santander Getnet (6)	Other Activities	88.50%	88.50%	1,438,324	217,919
Sancap Investimentos e Participações S.A.	Holding	100.00%	100.00%	327,141	33,608
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	7,003	2,628
Santander Brasil EFC	Financial	100.00%	100.00%	3,469,031	23,443
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%	580,152	1,193

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	20,206	(296)

Controlled by Getnet S.A. (4)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (4)	Other Activities	-	100.00%	9,547	1,873
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (4)	Other Activities	-	100.00%	(47)	(81)
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (4)	Other Activities	-	100.00%	1,583	1,543
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (5)	Other Activities	-	100.00%	-	(3,167)

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%	245,675	75,913
Evidence Previdência S.A. (1)	Social Securities	-	100.00%	143,518	(42,461)

Controlled by Aymoré CFI (7) (8)
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (7)	Other Activities	-	50.00%	30,960	(3,124)
Banco Bonsucesso Consignado S.A. (8)	Bank	-	60.00%	614,615	19,455

Controlled by Banco Bonsucesso Consignado S.A. (8)
BPV Promotoda de Vendas e Cobrança Ltda. (8)	Other Activities	-	100.00%	3,438	(5,972)
BSI Informática Ltda. (8)	Other Activities	-	100.00%	6,943	6,108

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.
Brazil Foreign Diversified Payment Rights Finance Company (a) (9)	Securitization	-	(a) (10)	-	-
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-

(a)Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) On the Extraordinary Shareholders Meeting (ESM) held on December 5, 2014 was approved the capital increase by Sancap amounting R$140,000, through the issue of 7,000,000,000 new common shares, no face value, changing the current capital from R$45,000 to R$185,000. On January 29, 2015, was approved by "Superintendência de Seguros Privados – Susep" the transfer of Ensuring Benefits Fund Portfolio - FGB of Zurich Santander Brasil Seguros e Previdência S.A. for Evidence Previdência S.A. On February 2, 2015, assets and reserves of that Portfolio has been transferred and are now managed by the Evidence.

(2) Investiment disposed on August 2015 (note 3.c).

(3) On the Extraordinary Shareholders Meeting (ESM) held on January 7, 2015, was approved the capital increase of R$149,000, and the capital stock of R$1,551,000 to R$1,700,000, through the issuance of 360,348 new common shares, subscribed and paid by Banco Santander in local currency.

(4) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet)

(5) Pos Mobile because of the end of the period of validity was dissolved as a note published in the Diario Oficial de la Republica de Chile on August 21, 2015 confirming the dissolution of the Company.

(6) The Go Pay Trade and Information Technology Services Ltda. It was merged into Getnet SA on April 30, 2015.

(7) Investment acquired on December 12, 2014. The EGM of December 15, 2014, approved the capital reduction in order to fit the value of effectively paid amounts, which goes from R$51,128 to R$49,451, said reduction in the amount of R$1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(8) Companies acquired indirectly by the acquisition of Banco Bonsucesso (Note 3.a)
(9) The Brazil Foreign was closed on April 27, 2015, according to the Certificate of Dissolution issued by the Registrar of Companies of the Cayman Islands on January 29, 2015.
(10)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.

Agreement on the acquisition of part of the financial operation of PSA Group in Brazil and a consequent creation of a joint venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW

Dear Stockholders:

We present the Management Report to the consolidated financial statements of Banco Santander (Brasil) S.A. for the period ended September 30, 2015, prepared in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

1) Macroeconomic Environment

In the third quarter of 2015 the banking activity in Brazil was carried out in an environment of economic contraction and higher interest rates in order to contain inflation and depreciation of the real against the dollar.

The Selic interest rate stood at 14.25%, up 250 basis points from the 11.75% in the end of 2014. Monetary policy action along with fiscal tightening measures should help contain inflation at the next year. The IPCA reached 9.53% in August 2015, exceeding the target that is 6.5%.

The labor market still in a process of deterioration, that begun at the first quarter of 2015, with unemployment rate of 7.6% in August 2015, at rate of 5.0% recorded in August 2014.

The loan portfolio grew 9.6% in August 2015 compared to August 2014. In the first semester, the growth rate was around 10.5%. This deceleration, can be seen both in the credit of directed resources, whose growth gave to 14.7% a year, as the credit with free resources, which grew only 5.2% between August 2014 and August 2015. The portfolio of public banks increased 14.3% in twelve months, while private banks expanded by 4.3%.

2) Performance

2.1) Net Income

INCOME STATEMENTS (R$Millions)	9M15	9M14	changes annual %	3Q15	2Q15	changes in period %
INTEREST NET INCOME (b)	24,403	20,454	19.31	7,756	9,410	-17.58
Income from equity instruments	96	173	-44.51	15	74	-79.73
Income from companies accounted for by the equity method	82	68	20.59	26	24	8.33
Fee and commission net	6,951	6,276	10.76	2,398	2,299	4.31
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net) (a) (c)	(11,536)	64	-18,125.00	(7,967)	1,129	-805.67
Other operating income (expense)	(194)	(373)	-47.99	13	(118)	-111.02
TOTAL INCOME	19,802	26,662	-25.73	2,241	12,818	-82.52
Administrative expenses	(10,526)	(10,168)	3.52	(3,634)	(3,483)	4.34
Depreciation and amortization	(1,167)	(989)	18.00	(359)	(412)	-12.86
Provisions (net)	(3,182)	(1,399)	127.45	(1,062)	(1,536)	-30.86
Impairment losses on financial assets and other assets (net) (c)	(10,511)	(8,530)	23.22	(3,435)	(4,437)	-22.58
Gains (losses) on disposal of assets not classified as non-current assets held for sale (d)	781	76	-	754	25	-
Gains (losses) on non-current assets held for sale not classified as discontinued operations	75	11	-	9	4	125.00
OPERATING PROFIT BEFORE TAX	(4,728)	5,663	-183.49	(5,486)	2,979	-284.16
Income taxes (a) (b)	13,015	(1,384)	-1,040.39	7,203	1,954	268.63
CONSOLIDATED PROFIT	8,287	4,279	93.67	1,717	4,933	-65.19

The net income of Banco Santander presented in the period ended September 30, 2015 a result of R$1,717 million.

The other administrative expenses totaled R$4,852 millions and R$4,913 millions on September 30, 2015 and 2014 respectively. The personnel expenses totaled R$5,674 million and R$5,255 million on September 30, 2015 and 2014 respectively. The other administrative expenses reduced 1.2% and the personnel expenses increased 8.0% YoY.

As a result the efficiency ratio, calculated by division of the general expenses amounting R$10,527 million by total revenue amounting R$19,802 million, reached 53.2%.

Main changes that affected the net income of the period

a) Hedge of foreign investments

The total taxes includes income tax, social contribution, PIS and Cofins. On September 30, 2015, the tax change amounted to a credit of R$13,015 million, how ever considering the Cayman fiscal hedge effect the income tax change is an expense of R$1,561 million.

The functional currency of Santander EFC is the euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result.To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS purposes / COFINS / IR / CSLL, while gains or losses from derivatives used as hedges are taxable.The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Income (Loss) Operating Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the six months ended September 30, 2015, resulted in a gain of R$14,578 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in earnings account (losses) on financial assets and liabilities of R$26,032 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax gain of R$11,455 million consisting of R$1,210 million PIS / COFINS and R$10,244 million IR and CSLL.

Due to the above effects, the operating result for the period ended September 2015, was a negative on R$4,728 million, excluding the effect of hedge would be a positive operating result of R$6,726 million.

b) Cofins

Banco Santander reported that the Superior Tribunal Federal (STF) denied unanimously at its plenary session on May 28, 2015, following the extraordinary appeal lodged by Public Ministry regarding the Cofins (Law 9,718/98), which intended to retire earlier decision of the Federal Court in favor of Banco Santander.

Based on the STF's decision, Banco Santander recorded the reversal of legal liabilities amounting R$7,950 million related to Cofins under "Interest expense and similar charges" amountig R$2,057 million and "Income Taxes", amounting to R$5,893 million. The tax effect was recorded on "Income taxes" amounting R$3,180 million.

With the traffic certification has become final, the Bank also recognizes the right to offset COFINS paid in the period 1999 to 2006, under the caption of other operational income R$765 million. The amount of taxes on these revenues amounted to R$306 million.

c) Other significant items that affected the net income of the period

The Bank recorded provisions in the six months ended September 30, 2015, and the main ones were as follows: (i) loss to the recoverable amount of the asset recorded for the purchase of rights to the provision of payroll services worth R$534 million , recorded under "Loss on other assets (net) - other", (ii) assets in the acquisition and development of software in the amount of R$675 million recorded under "Loss on other assets (net) - Intangible Assets" and (iii) provisions for securities and financial instruments in the amount of R$432 million, of which R$183 million recorded under "Other financial instruments not measured at fair value through profit" and R$249 million in "Other financial instruments at fair value through profit".

d) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$ 859 million, according to was informed to the market on June 19, 2014.

The transaction generated a gain of R$ 751 million before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale.

Analysis of Income by Segment

Banco Santander operates two business segments: Commercial Bank and Global Wholesale Bank. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

RESULTS BY SEGMENT (R$Millions)	9M15	9M14	% in profit before tax	3Q15	% in profit before tax	changes annual %
Commercial Bank (1)	(6,784)	3,686	65.09	(6,072)	110.68	-284.05
Global Wholesale Banking	2,056	1,977	34.91	586	-10.68	-63.69
Profit Before Tax	(4,728)	5,663	100.00	(5,486)	100.00	-183.49

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$11,454,511 due to the effects of the devaluation of the Real against the US Dollar on Setembro 30, 2015, the Profit before Tax for the Commercial Bank segment was R$4,670,376.

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)	Set/15	Set/14	changes annual %	Dec/14	changes in period %
Cash and Balances with the Brazilian Central Bank	77,911	60,748	28.25	55,904	39.37
Financial Assets held for Trading	57,452	52,968	8.47	56,014	2.57
Other Financial Assets at Fair Value Through Profit or Loss	2,243	1,529	46.70	997	124.97
Available-for-Sale Financial Assets	67,318	47,287	42.36	75,164	-10.44
Held to maturity investments	10,417	-	0.00	-	0.00
Loans and Receivables (1)	318,260	266,061	19.62	264,608	20.28
Hedging Derivatives	1,240	252	392.06	213	482.16
Non-Current Assets Held For Sale	940	646	45.51	930	1.08
Investments in Associates and Joint Ventures	1,085	1,031	5.24	1,023	6.06
Tax Assets	34,186	22,892	49.34	23,020	48.51
Other Assets	3,306	5,543	-40.36	5,066	-34.74
Tangible Assets	6,771	6,671	1.50	7,071	-4.24
Intangible Assets	30,045	30,288	-0.80	30,221	-0.58
TOTAL ASSETS	611,174	495,916	23.24	520,231	17.48

Financial Liabilities Held For Trading	44,190	17,549	151.81	19,570	125.80
Financial Liabilities at Amortized Cost	458,812	369,623	24.13	392,187	16.99
Hedge Derivatives	2,371	851	178.61	894	165.21
Provisions	11,013	10,031	9.79	11,127	-1.02
Tax Liabilities	5,719	13,713	-58.30	12,423	-53.96
Other Liabilities	6,904	5,175	33.41	5,347	29.12
TOTAL LIABILITIES	529,009	416,942	26.88	441,548	19.81

Total Equity	82,165	78,974	4.04	78,683	4.43

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	611,174	495,916	23.24	520,231	17.48

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital ) reached R$437,003 million in 2015 and R$346,783 in September 2014, an increase of 26.0%.

Transfer between categories (1)

n the third quarter 2015, due to the Banco Santander's strategy of change, thus meeting the required by IAS 39, have been reclassified from the Available Financial Assets heading for Sale - Debt Instruments the total amount of R $ 21,535,467, of which R $ 10,416,005 were transferred to held-to-maturity investments and R $ 11,119,462 for Loans and Receivables - Debt Instruments. Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Sep/15	Sep/14	annual changes %	Dec/14	changes in period %
Loans and amounts due from credit institutions, gross	53,204	44,328	20.02	29,060	83.09
Impairment losses	(173)	(143)	20.98	(142)	21.59
Loans and amounts due from credit institutions, net	53,031	44,185	20.02	28,917	83.39

Loans and advances to customers, gross	269,365	235,402	14.43	249,111	8.13
Impairment losses	(15,256)	(13,526)	12.79	(13,421)	13.68
Loans and advances to customers, net	254,109	221,876	14.53	235,690	7.81

Debt instruments (gross)	11,120	-	0.00	-	0.00

TOTAL LOANS AND RECEIVABLES	318,260	266,061	19.62	264,608	20.28

Impairment losses

The expenses for impairment losses on loans and receivables, including the total of recovieres, totaled R$9,084 million and R$8,541 million in the period ended on September 30, 2015 and 2014, respectively, increasing 6.4%.

2.4) Stockholders’ Equity

In September 2015, Banco Santander consolidated stockholders’ equity presented a increase of 4.0% YoY and a reduce of 4.4% in the quarter.

The variance of stockholders’ equity in 2015 is due, mainly, to the payment of dividends in the amount of R$3,200 million, the adjustment of equity evaluation in the amount of R$1,551 million and the net profit reached R$8,287 million in September 2015.

In 2015, 8,886,200 Units were acquired, 4,399,515 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on September 30, 2015, amounting to 21,017,862 Units (12/31/2014 – 16,531,177 Units) equivalent to R$299 million (12/31/2014 – R$230 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.10 and R$18.51. In 2015 was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$323 million (12/31/2014 - R$215 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$$4.37, US$5.52 and US$10.21. The market value of these shares on September 30, 2015 was R$16.61 per Unit and US$3.15 per ADR. In the period ended on September 30, 2015, due to the Optimization Plan PR, were also recorded interest in the amount of R$83, totaling R$622 million (12/31/2014 - R$446 million) of treasury shares.

In September 2015, dividends of R$3,200 millions were declared as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)	Sep/15	Sep/14	Dec/14
Interest on capital	-	-	690.0
Interim Dividends	3,050.0	99.8	99.8
Intercalary Dividends	150.0	740.2	740.2
Total	3,200.0	840.0	1,530.0

2.4. a) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$172 million; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

2.5) Basel Index

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 6% and the Principal Capital requirement of 4.5%.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect in October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %		Sep/15 (1)	Sep/14	Dec/14
Basel Index - consolidated		15.8	18.8	17.5

(1) As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended September 30, 2015 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	70,075.9	5,369.9	415.0	2,178.2
Aymoré Crédito, Financiamento e Investimento S.A.	30,539.1	1,771.9	525.0	25,909.5
Santander Brasil, Establecimiento Financiero de Credito, S.A.	4,439.8	31.3	31.3	1,810.3
Banco Bonsucesso S.A.	3,668.8	8.7	8.7	3,267.0
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	1,768.6	192.9	192.9	0.0
Santander Corretora de Câmbio e Valores Mobiliários S.A	1,028.4	446.7	63.1	0.5
(1) Includes Leasing portfolio and other credits

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Events

3.1) Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A. The transaction is carried out within the context of a global alliance between Banco Santander, S.A. and a group headed by Warburg Pincus LLC related to the qualified custody activity in Spain, Brazil and Mexico.

The transaction involving the sale of Banco Santander’s qualified custody business by the value of R$859 million with the sale of the totality of the shares issued by Santander Securities Services Brasil DTVM S.A. has been concluded on August 31, 2015 and the gain was R$751 million before taxes.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

c) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31 million, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

d) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,174 million was approved, from the current R$16 million to R$1,190 million through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156 million in local currency and R$17 million in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156 million (R$1.089 million paid and R$67 million payable), and intangible assets were estimated at R$1,064 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039 million.

In accordance with IFRS 3 – Business Combination, it reflects the purchase accounting adjustments determined at the acquisition date, based on the book collection on July 31, 2014, corresponding to a gain in fixed assets in the amount of R$49 million. The balance on December 31, 2014 is R$74 million.

The initial accounting of the PPA was made, as summarized below:

Summary of allocated values

Stockholders’ Equity on July 31, 2014	43
Added value of assets (1)	74
Adjusted accounting value	117
Purchase Price	1,156
Goodwill	1,039
(1) Recorded under the caption Tangible Assets.

At the EGM held on August 31, 2014 was approved the merger of SGS by Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$43 million which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet were registered in Getnet SA in return of the investment account.

As part of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A.

e) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

The allocation of the purchase price (Purchase Price Allocation - PPA) shown below was made based on estimates and may be updated within the measurement period (12 months after the completion of the transaction).

Summary of established values:

Capital increase by Aymoré CFI	460
(+) Non-controlling Interest (1)	240
(-) Net assets at fair value (2)	(600)
Goodwill	100
(1) Non-controlling interests were initially measured at R$240 million (proportional value of the identifiable net assets of the investee recognized).
(2) Includes capital contribution of R$460 million made by Aymoré CFI.

Summarized Balance Sheet at January 31,2015
Available-for-Sale Financial Assets	121
Loans and Receivables	508
Others Assets	374
Total assets	1,003
Financial liabilities at amortized cost	466
Others liabilities	397
Stockholders Equity	140
Total liabilities	1,003

Banco Bonsucesso Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity in the amount of R$67 million, and Non-Controlling Interests in the amount of R$240 million.

f) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million.

On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

g) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

In November 2014, Santander Serviços sold 1.16% of the investment in this company.

h) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

4) Strategy

Banco Santander is a universal bank focused on retail activities. Certainly, the only path to grow on a recurring and sustainable basis is providing excellence services to increase satisfaction levels and getting more linked clients. Thus, the priority is working as a simple, personal and fair bank. Our strategy is defined according to a long-term scenario and is mainly focused on an efficient execution of the following priorities:

• Increase clients’ preference and linkage with segmented, simple, modern and efficient products and services that, through a multi-channel platform, seek to maximize our customer satisfaction.

• Improve recurrence and sustainability growing in business with greater revenue diversification, considering balanced credit, funding and services and, at the same time, maintaining an efficient management of expenses and a strict control of risks.

• Capital discipline and liquidity to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

• Increase productivity through an intense agenda of productive transformation allowing us to offer a complete services portfolio.

The strategy prioritizes selective growth, close and long-lasting relations with our shareholders, and alignment with the country’s social and economic development agenda. The latter is achieved based on a sustainable credit expansion model, strong support for private sector and education.

The Bank is currently undergoing a commercial transformation agenda focused on client satisfaction, which includes modernizing, simplifying and improving the supply of products, services and processes. This agenda is based on multiple offers of services channels together with a segmented offering.

In 3rd Quarter 2015, we highlight the following advances:

• Re-launch of the Van Gogh segment aligning it to a profile people more connected. The bank delivers a competitive offering to its customers with products, services and benefits as well as increased financial guidance.

• Campaign to digitize our customers, "Vale a Pena Ser Digital". On this campaign we have managed to increase the registration and use of digital channels: "Minha Conta" (Mobile) and Internet Banking.

• The Bank continues advancing in the transformation process started previously, as improvements in tools and commercial incentives, opening processes accounts more quickly, seeking greater simplicity and accessibility in digital channels, strengthening Acquiring activity, push the payroll business, consolidation of financial and non-financial offers to "Santander Negócios e Empresas", among others.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

On July 28,2015, the Board of Directors: (a) Acknowledged the activities conducted by the Audit Committee of the economic-financial conglomerate Banco Santander in Brazil, as well as their interactions with the Bank internal areas and the internal and the independent auditors of the Bank and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Bank’s Financial Statements related to the half of the fiscal year ended on June 30, 2015; and (b) Acknowledged the leaving of Mr. Ignacio Dominguez-Adame Bozzano, Vice-President Executive Officer of the Bank.

On July 29,2015, the Board of Directors: (a) Approved the Bank´s Financial Statements, related to the half of the fiscal year ended on June 30, 2015, by standard BRGAAP and by standard IFRS (International Financial Reporting Standards), as well as the documents that composes it, which means, the independent auditor´s opinion, and the Report of the Audit Committee; and (b) Approved the Tax Credit Realization Technical Study, related to the half of the fiscal year ended on June 30, 2015.

On August 26, 2015, the Board of Directors: (a) Approved the consolidated Financial Statements of the Prudential Group, regarding June 30th, 2015, to comply with Resolution CMN No. 4.280 of October 31st, 2013, as well as Directive Release BACEN No. 3.701 of March 13th, 2014 and Directive Release BACEN No. 3.561 of April 25th, 2014, as well as goodwill amortization; b) Acknowledged of the financial results of July, 2015, as well as the results of the second quarter compared to the competition; c) Approved the Ombudsman Department Report regarding the first semester of 2015 and corrective measures due to the complaints received, for purposes of complying with the provision set forth in Article 2, items V and VI of Resolution CMN No. 3.849 of March 25th, 2010; and d) Approved the amendments to the Audit Committee Bylaws.

On August 31, 2015, the Board of Directors: (a) Acknowledged the exoneration in this date of Mr. Fernando Díaz Roldán from the post of Executive Officer; (b) Approved the main terms and conditions of the transfer and strategic alliance transaction related to the qualified custody and controlling operations (“Qualified Custody and Controlling Transaction” or “Transaction”) by means of: (i) the sale by Santander of the totality of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (“SSS DTVM”); (ii) the transfer to SSS DTVM of assets, liabilities and agreements of Santander related to the qualified custody and controlling business so far developed by Banco Santander; and (iii) entering into one or more commercial agreements with SSS DTVM and other related documents; and (c) Approved other matters related to item (a).

On September 9, 2015, the Board of Directors: (a) Approved the declaration and payment, ad referendum of the Ordinary Shareholders’ Meeting to be held up to April 30th, 2016, pursuant to Article 37, III and first paragraph of the Bank’s Bylaws, of the Company’s Interim Dividends, based on the balance sheet of June, 2015, in the amount of R$ 3,050 million; (b) Approved the substitution of the depositary institution of the Bank’s American Depositary Receipts (“ADRs”), giving continuity to the resolution taken on July 3, 2015 by the Board of Directors; and (c) Approved the Board of Executive Officers’ authorization to take all measures and to practice any and all necessary acts in order to formalize the resolution taken in item “(b)” above.

On September, 9th, 2015, the Bank announced that, in the regular course of its business and pursuant to its management succession plan, as of January 1, 2016, Mr. Sergio Rial will step down as Chairman of the Board of Directors to assume the position of Chief Executive Officer of Santander, replacing Mr. Jesús Zabalza, who will, from the same date onwards, in his quality of Vice Chairman of the Board, be in the front of the Board.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios;

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk (targeted by areas acting under the portfolio management point of view), market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4.327 of Bacen.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2014 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on March 30, 2015 and found no evidence of any of significant deficiences or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

The Audit Committee and the Board of Directors were informed on the result of the work of Internal Audit’s works during the year ended in 2015, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2015. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the six months of 2015, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2015, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: our People. Having a motivated and dedicated employees is a decisive factor in making the Bank the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because it recognizes that only with engaged professional, motivated, well trained stay of and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 50 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of professionals, so it offers opportunities, invest in the development and offer it the necessary support for the professional and personal growth of People.

9) Sustainable Development

The sustainability strategy of Banco Santander is based on three main pillars aligned to our business strategy and to Brazil’s development agenda: (i) Social and Financial Inclusion; (ii) Education; (iii) Socio-Environmental Business. Among the third quarter highlights are I) the “Escola Brasil” Volunteer Program acting in Public Schools increased by 335 the number of volunteer actions from all over Brazil, from these, 62 actions focused on financial education; II) Since 2003, Santander Financiamentos, throught the CDC Energy Efficient Equipments, finances photovoltaic systems with a portfolio of R$ 4.6 million, in 2015, 34 partnerships were signed with suppliers; III) Participation in 4rd Edition of Enersolar, Latin America's largest event of Renewable Energies, with the presence of the leading global players in the industry, Santander Financiamentos, was the only Bank participating and presented financing models; IV) In the “Agro Sustentável” program, Santander increased by 95% the loan portfolio in relation to the previous year, 380 customers and 30 employers were trained in relation to CAR (Environmental Rural Register) and 168 customers agreed to participate in the agreement with Coopercitrus (Cooperative); IV) Santander Features between the main financial institutions in the Dimension “Vision of Future”, of the Anuário Época Negócios 360°.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in March 2015, there have not been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall audit fee consideration. The non-audit services provided in the period ended September 30, 2015 was:

Date of agreement	Description of services
05.29.2015	Assurance of the selection of eligible customers and their distribution coupons for participation of the raffle " Vale a Pena ser Digital "
03.23.2015	Assurance on the selection of eligible customers and their distribution coupons as recommended in the regulation of promotion “Santander Copa América”.
03.17.2015	Review of standards of the Salary Variation Compensation Fund (FCVS)
02.13.2015	Review of tax procedures

In addition, the Bank confirms that Deloitte has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended September 30, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of October 27, 2015).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2015, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on September 30, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the conclusions expressed in the Banco Santander's Independent Auditors' Report for the period ended September 30, 2015, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on September 30, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer